Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

THIS DOCUMENT IS AN ENGLISH-LANGUAGE OFFER DOCUMENT. A NON-BINDING GERMAN LANGUAGE CONVENIENCE TRANSLATION WILL ALSO BE MADE AVAILABLE. IF THERE ARE ANY DISCREPANCIES BETWEEN THE ENGLISH-LANGUAGE AND THE GERMAN-LANGUAGE VERSION, THE ENGLISH-LANGUAGE VERSION PREVAILS.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN OR INTO ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Shareholders of Northern Data AG, in particular those that have their place of residence, seat, or place of habitual abode in the United States of America or otherwise outside the Federal Republic of Germany, the Member States of the European Union, and the European Economic Area, should take particular note of the information contained in section “1 General Information on the Implementation of the Exchange Offer” of this Offer Document.

Offer Document

Voluntary Public Exchange Offer

made by

Rumble Deutschland AG

c/o Blitzstart Services GmbH
Maximiliansplatz 17
80333 Munich
Germany

to the shareholders of

Northern Data AG

An der Welle 3
60322 Frankfurt am Main
Germany

to acquire outstanding no-par value bearer shares in

Northern Data AG

in exchange for

2.0281 newly issued shares of Class A common stock in Rumble Inc.
per 1 share in Northern Data AG

Acceptance Period:

April 13, 2026 to May 9, 2026, 6:01 hrs (Frankfurt am Main local time) / 0:01 hrs (New York local time)
Shares of Northern Data AG: ISIN DE000A0SMU87
Tendered shares of Northern Data AG: ISIN DE000A41YEL8

The provisions of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) do not apply to this public exchange offer.

Table of Contents

1.	GENERAL INFORMATION ON THE IMPLEMENTATION OF THE EXCHANGE OFFER	1
1.1	Legal basis	1
1.2	Special information for ND Shareholders whose seat, place of residence or place of habitual abode is outside of Germany, the Member States of the European Union and the European Economic Area	2
1.3	Publication of the decision to launch the Exchange Offer	3
1.4	Publication and dissemination of this Offer Document	3
1.5	Acceptance of the Exchange Offer outside of Germany	3
2.	INFORMATION REGARDING THE STATEMENTS CONTAINED IN THE OFFER DOCUMENT	4
2.1	General information	4
2.2	Status and source of the information contained in the Offer Document	4
2.3	Forward-looking statements and intentions	5
2.4	No updates	5
3.	SUMMARY OF THE EXCHANGE OFFER	5
4.	OFFER CONSIDERATION	12
5.	ACCEPTANCE PERIOD	12
5.1	Duration of the Acceptance Period	12
5.2	Extension of the Acceptance Period	12
5.3	Additional Acceptance Period	13
6.	DESCRIPTION OF THE BIDDER AND RUMBLE	13
6.1	Legal basis and capital structure of the Bidder	13
6.2	Shareholder structure of the Bidder	14
6.3	Background information on Rumble Group	14
6.4	Possible future acquisitions of ND Shares	14
7.	DESCRIPTION OF NORTHERN DATA	14
7.1	Legal basis of Northern Data	14
7.2	Capital structure of Northern Data	15
7.3	Overview of the ND Group’s business activities	17
7.4	Corporate Governance of Northern Data	18
7.5	Information on the statements of the Management Board and the Supervisory Board of Northern Data	18
8.	BACKGROUND OF THE EXCHANGE OFFER	18
8.1	Rumble’s Reasons for the Exchange Offer	18
8.2	General and Strategic Background for Northern Data of the Exchange Offer	19
8.3	Material Agreements in Connection with the Exchange Offer	23
9.	INTENTIONS OF THE BIDDER AND RUMBLE	27
9.1	Future business activities, assets, and future obligations of Northern Data	27
9.2	Registered office of Northern Data, location of essential parts of the business operations or corporate name	27
9.3	Employees, employee representative bodies and terms of employment	28
9.4	Management Board and Supervisory Board of Northern Data	28
9.5	Dividend Policy of Northern Data	28

i

9.6	Post-Completion Reorganization (Strukturmaßnahmen)	29
10.	EXPLANATION OF THE ADEQUACY OF THE OFFER EXCHANGE RATIO	30
10.1	No Statutory Minimum Offer Consideration	30
10.2	Economic adequacy of the Offer Exchange Ratio	30
11.	OFFICIAL APPROVALS AND PROCEEDINGS	31
11.1	Merger control approvals	31
11.2	Foreign investment control clearances	32
11.3	Publication of this Offer Document	32
12.	OFFER CONDITIONS	32
12.1	Satisfied Offer Conditions	32
12.2	Outstanding Offer Conditions	32
12.3	Waiver of Offer Conditions	34
12.4	Non-fulfillment of the Offer Conditions	35
12.5	Publications on Offer Conditions	35
13.	ACCEPTANCE AND SETTLEMENT OF THE OFFER WITH REGARD TO ND SHARES	35
13.1	Central Settlement Agent	35
13.2	Declaration of Acceptance and Rebooking	35
13.3	Further declarations of the ND Shareholders upon acceptance of the Exchange Offer	36
13.4	Legal consequences of Acceptance, Settlement and Payment of the Offer Consideration	38
13.5	Acceptance of the Offer within the Additional Acceptance Period	39
13.6	Costs of the Exchange Offer	39
13.7	Stock Exchange Trading in Tendered ND Shares	40
14.	INCLUSION TO TRADING ON THE FRANKFURT STOCK EXCHANGE AND COMMENCEMENT OF TRADING	40
15.	REVERSAL OF THE EXCHANGE OFFER IN THE EVENT OF DEFINITIVE FAILURE TO FULFILL THE OFFER CONDITIONS	40
16.	RIGHT OF WITHDRAWAL	41
17.	INFORMATION FOR ND SHAREHOLDERS WHICH DO NOT ACCEPT THE OFFER	41
17.1	Potential Effects on the Stock Market Price and Liquidity of the ND Shares	41
17.2	Majority of the Bidder at the General Meeting	41
17.3	No Application of Protections under Takeover Law	42
18.	PAYMENT OF MONEY OR OTHER CASH-EQUIVALENT BENEFITS GRANTED OR PROMISED TO THE MANAGING DIRECTORS OR THE MEMBERS OF THE SUPERVISORY BOARD OF NORTHERN DATA AND POSSIBLE CONFLICTS OF INTEREST	42
19.	TAXES	42
20.	PUBLICATIONS	42
21.	APPLICABLE LAW AND JURISDICTION	43
22.	DECLARATION OF ASSUMPTION OF RESPONSIBILITY	43

List of Definitions

A&R Registration Rights Agreement	25
Acceptance Period	12
Additional Acceptance Period	6, 12
AktG	1
Amended Northern Data Loan Agreements	26
Apeiron	1
Apeiron Support Agreement	23
ART Sellers	1
ART Support Agreement	23
Authorization 2024/II	16
Authorized Capital 2024/II	15
BaFin	1
Banking Day	4
Bidder	1, 12
Business Combination Agreement	10
Central Settlement Agent	34
Clearstream	11
Conditional Capital 2020/II to 2024	16
Conditional Capital 2024/II	16
Custodian Bank	35
Declaration of Acceptance	35
Delegated Regulation (EU) 2019/980	2
Delisting	10
DPLTA	29
Due Diligence Review	4
End Date	6
Equity Commitment Agreement	25
EUR	4
Exchange Act	2
Exchange Offer	1
Exchange Option Date	26
Existing ND Loan	24
Germany	1
Guggenheim Securities	30
HPC	14
KWG	16
LEI	1
Management Board	17
Material Compliance Violation	7, 32
Nasdaq	8
ND Group	1
ND Share	1
ND Shareholders	1
ND Shares	1
Northern Data	1
Northern Data Equity Commitment Agreement	25
Northern Data Transaction Support Agreement	24

Offer Conditions	31
Offer Consideration	1
Offer Document	1
Offer Exchange Ratio	1
Offer Period	6, 12
Offer Publication Date	12
Offer Shares	1
Peak Mining Purchase Agreement	17
Peak Mining Sale	17
Pre-Fund Warrant	23
Prospectus	2
Prospectus Regulation	2
Purchaser Indemnitees	23
Reasoned Statement	22
Registration Statement	2
Rumble	1
Rumble BidCo	1, 12
Rumble Class A Common Shares	1
Rumble Equity Commitment Agreement	25
Rumble Group	1
Rumble ND HoldCo	12
Sale and Transfer and Amendment and Restatement Agreement	26
SEC	2
Supervisory Board	18
Target Insolvency	6, 32
Tendered ND Shares	9, 35
Termination Event	24
Tether	1
Tether Closing	23
Tether Customer Agreement	25
Tether Marketing Agreement	26
Tether Rumble Commercial Agreements	27
Tether Support Agreement	23
Tether/Rumble Loan	26
TEUR	4
Tier I Exemption	2
Transaction	1
Transaction Agreement Amendment	25
Transaction Support Agreements	27
U.S. Business Days	12
U.S. Shareholders	2
United States	1
USD	4
Voting Limitation	23
Waivable Offer Conditions	34
WpÜG	1
WpÜG Offer Regulation	1

1.	General Information on the Implementation of the Exchange Offer

1.1	Legal basis

The exchange offer (the “Exchange Offer”) set out in this offer document (the “Offer Document”) and made by Rumble Deutschland AG (formerly: Blitz 24-913 AG), a stock corporation (Aktiengesellschaft) incorporated under the laws of the Federal Republic of Germany (“Germany”), with its registered office at Maximiliansplatz 17, c/o Blitzstart Services GmbH, 80333 Munich, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRB 297230 and Legal Entity Identifier (“LEI”) 3912006QN9LSP603Z270 (telephone: +1 (941) 210-0196) (the “Bidder” or “Rumble BidCo”), which is a wholly owned indirect subsidiary of Rumble Inc., a Delaware corporation incorporated under the laws of the State of Delaware, United States of America (“United States”), with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808, United States with United States Internal Revenue Service Employer Identification Number 80-0984597 and LEI 3912000ZRKLHY7D9PD40 (“Rumble”) and its affiliated undertakings within the meaning of sections 15 et seq of the German Stock Corporation Act (Aktiengesetz – “AktG”), excluding the ND Group (as defined below) following settlement of the Exchange Offer, (the “Rumble Group”) and which contributed all of its shares of Class A common stock outstanding from time to time (the “Rumble Class A Common Shares”) to the Bidder prior to the Exchange Offer and which are being offered by the Bidder as consideration under the Exchange Offer, is a voluntary public exchange offer for the acquisition of outstanding no-par value bearer shares with a notional interest of EUR 1.00 each in the share capital not directly held by the Bidder, including all ancillary rights, in particular the entitlement to profits, existing at the time of settlement of this Exchange Offer (each share individually an “ND Share” and collectively, the “ND Shares”) of Northern Data AG, a stock corporation (Aktiengesellschaft) incorporated under German law, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under HRB 106465, with its registered seat at An der Welle 3, 60322 Frankfurt am Main, Germany (“Northern Data”, and together with its subsidiaries, the “ND Group”) by exchanging one ND Share for 2.0281 newly issued Rumble Class A Common Shares, subject to the customary settlement mechanics for fractional shares (the “Offer Consideration”, such exchange ratio, the “Offer Exchange Ratio” and such Rumble Class A Common Shares, the “Offer Shares”). The shareholders of Northern Data will hereafter be referred to as “ND Shareholders”. The Exchange Offer, together with the Transaction Support Agreements (as defined in section “8.1 Rumble’s Reasons for the Exchange Offer”) between Rumble and ART Holding GmbH and Aroosh Thillainathan (collectively, the “ART Sellers”) and Apeiron Investment Group Ltd., Malta (“Apeiron”), and Tether Investments, S.A. de C.V. (“Tether”), as well as all related agreements set forth in section “8.1 Rumble’s Reasons for the Exchange Offer”, will hereafter be referred to collectively as the “Transaction”.

The Exchange Offer is being made exclusively pursuant to the laws and regulations of Germany, as well as certain provisions of the securities laws of the United States applicable to cross-border takeover offers. Since ND Shares are not admitted to trading on any organized market within the meaning of section 2 para. 7 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – “WpÜG”) as required in section 1 para. 1 of the WpÜG, the WpÜG and the German Regulation on the Content of the Offer Document, the Consideration to be Granted in Takeover Offers and Mandatory Offers and the Exemption From the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots – “WpÜG Offer Regulation”) do not apply to the Exchange Offer.

If there are any inconsistencies between the German version of the Offer Document and the English version of the Offer Document, the English version prevails.

In connection with the Exchange Offer, no public offer has been made according to laws other than those of Germany. The publication of the Offer Document has not been and will not be subject to review or registration proceedings by any securities regulator neither in nor outside the Federal Republic of Germany, and the Offer Document has not been and will not be approved or recommended by any such securities regulator, including the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungaufsicht) (the “BaFin”). No publications, registrations, admissions or approvals in connection with the Exchange Offer in or outside of Germany have been filed, arranged for or granted (other than the Prospectus and the Registration Statement (both as defined below)). ND Shareholders cannot rely on legal provisions for the protection of investors pursuant to legal systems other than Germany. Any contract that is entered into with the Bidder by way of acceptance of the Exchange Offer shall be governed exclusively by the laws of Germany and shall be interpreted exclusively in accordance with such laws.

In connection with the Exchange Offer, on April 13, 2026, Rumble published a securities prospectus for the public offering of 130,197,281 newly issued Rumble Class A Common Shares (the “Prospectus”). The Prospectus contains further information on Rumble and the shares to be issued by the Bidder in connection with the Exchange Offer and in exchange for tendered ND Shares. The Prospectus has been prepared in the form of a single document within the meaning of article 6, para. 3 of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended (“Prospectus Regulation”) in connection with the Commission Delegated Regulation (EU) 2019/980 of 14 March 2019, as amended (“Delegated Regulation (EU) 2019/980”) and approved by BaFin as the competent authority under the Prospectus Regulation. The Prospectus was published prior to the publication of this Offer Document in Germany and will continue to be made available during the entire term of the Exchange Offer process in Germany. The Prospectus is available for distribution free of charge on the website of BaFin at www.bafin.de/EN and on Rumble’s website at www.rumble-offer.com.

1.2	Special information for ND Shareholders whose seat, place of residence or place of habitual abode is outside of Germany, the Member States of the European Union and the European Economic Area

The Exchange Offer relates to shares in a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany. The Exchange Offer itself will not be subject to review or registration proceedings of any securities regulator, neither in nor outside the Federal Republic of Germany, and has not been approved or recommended by any such securities regulator including the BaFin.

ND Shareholders whose place of residence, seat, or place of habitual abode is in the United States (the “U.S. Shareholders”) should note that this Offer is made in respect of securities of a company that is a “foreign private issuer” within the meaning of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the shares of which are not registered under section 12 of the Exchange Act.

The Exchange Offer is not subject to section 14(d) of the Exchange Act or Regulation 14D thereunder. Further, in reliance on the cross-border exemption provided by Rule 14d-1(c) (the “Tier I Exemption”) based on the percentage of ND Shares held by U.S. Shareholders (as determined based on an inquiry performed by the Bidder as of a date prior to the announcement of the Exchange Offer), the Exchange Offer is exempt from Rules 14e-1 and 14e-2 of Regulation 14E under the Exchange Act. The Bidder is not, however, relying on the cross-border exemption under Rule 802 from the registration requirements of section 5 of the Securities Act. Instead, Rumble filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), of which a joint information statement/prospectus forms a part and the Rumble Class A Common Shares are to be issued to holders of ND Shares upon settlement of the Exchange Offer.

Because the Exchange Offer is exempted under Rule 14d-1(c), the Bidder, Rumble and/or any of their subsidiaries may from time to time during the Exchange Offer, in reliance on Rule 14e-5(b)(10) under the Exchange Act and in accordance with the applicable tender offer laws and regulations of Germany, purchase or arrange to purchase ND Shares outside the Exchange Offer. These purchases may include those conducted by Tether pursuant to its obligations to Rumble under its Transaction Support Agreements (as defined below).

For ND Shareholders whose place of residence, incorporation, seat, or place of habitual abode is outside of Germany and/or the United States, it may be difficult to enforce rights and claims arising under the laws of the country in which their place of residence, incorporation, seat or place of habitual abode is located. This is due to the fact that Northern Data and the Bidder have their registered offices in Germany, and Rumble has its registered office in the United States, and some or all of their officers and directors may be residents of a country other than such respective ND Shareholders’ country of residence, incorporation, seat or place of habitual abode. It may not be possible for such ND Shareholders to sue a foreign company or its officers or directors for violations of the laws applicable in a court in their own country of residence, incorporation seat or habitual abode. Furthermore, it may be difficult to compel a foreign company or its affiliates to subject themselves to a court judgment issued in the country of residence, incorporation, seat or habitual abode of the respective ND Shareholder.

The payment of the Offer Consideration to an ND Shareholder may constitute a taxable event under applicable United States federal and/or local tax laws and other foreign tax laws. It is strongly recommended that independent professional advisors be consulted without undue delay regarding the tax consequences of accepting the Exchange Offer. Neither the Bidder nor Rumble nor any of their affiliates nor their respective board members, executives or employees assume(s) any responsibility for any tax consequences or liabilities resulting from acceptance of the Exchange Offer. The Offer Document does not contain any details about taxation in foreign countries.

1.3	Publication of the decision to launch the Exchange Offer

Rumble published its decision to launch the Exchange Offer on November 10, 2025 and further details of the Exchange Offer on April 13, 2026. These publications by Rumble are available on the internet at rumble-offer.com.

1.4	Publication and dissemination of this Offer Document

The Bidder published this Offer Document on April 13, 2026 by way of (i) announcement on Rumble’s website at www.rumble-offer.com and (ii) making copies of this Offer Document available free of charge at Cantor Fitzgerald Europe, 5 Churchill Place, Canary Wharf, London E14 5HU United Kingdom (inquiries via email to europe.ca@cantor.com indicating a complete mailing address or email address to which a copy of the Offer Document can be sent).

The publication, dispatch, distribution, or dissemination of this Offer Document or other documents related to the Exchange Offer may be subject to legal restrictions outside of Germany, the Member States of the European Union and the European Economic Area, and the United States. This Offer Document and other documents related to the Exchange Offer may not be dispatched to or disseminated, distributed, or published by third parties in countries in which this would be illegal. Neither the Bidder nor Rumble has given its permission for this Offer Document or other documents related to the Exchange Offer to be dispatched, published, distributed, or disseminated by third parties outside of Germany, the Member States of the European Union and the European Economic Area, and the United States. Therefore, custodian investment services enterprises (depotführende Wertpapierdienstleistungsunternehmen) may not publish, dispatch, distribute, or disseminate this Offer Document or other documents related to the Exchange Offer outside of Germany, the Member States of the European Union and the European Economic Area, and the United States unless it is done in compliance with all applicable national and foreign statutory provisions. Neither the Bidder nor Rumble nor any of their affiliates nor their subsidiaries are responsible or assume liability for the compatibility of dispatching, publishing, distributing or otherwise disseminating the Offer Document or other documents related to the Exchange Offer outside of Germany, the Member States of the European Union or the European Economic Area or the United States with the relevant applicable statutory provisions there.

1.5	Acceptance of the Exchange Offer outside of Germany

The Exchange Offer may be accepted by all domestic and foreign ND Shareholders in accordance with the terms outlined in this Offer Document and the applicable statutory provisions. However, acceptance of the Exchange Offer outside of Germany, the Member States of the European Union and the European Economic Area and the United States may be subject to legal restrictions. ND Shareholders which come into possession of this Offer Document outside of Germany, the Member States of the European Union and the European Economic Area or the United States, who wish to accept the Exchange Offer outside Germany, the Member States of the European Union and the European Economic Area or the United States and/or who are subject to statutory provisions other than those of Germany, the Member States of the European Union and the European Economic Area or the United States are advised to inform themselves of the relevant applicable statutory provisions and to comply with them. Neither the Bidder nor Rumble nor any of their affiliates assume(s) responsibility or liability that the acceptance of the Exchange Offer outside of Germany, the Member States of the European Union and the European Economic Area and the United States is permissible under the relevant applicable statutory provisions.

2.	Information Regarding the Statements Contained in the Offer Document

2.1	General information

Unless stated otherwise, time data in this Offer Document is given in the local time of Frankfurt am Main, Germany. To the extent that expressions such as “currently,” “at the present time,” “at the moment,” “now,” “at present,” or “today” are used in this Offer Document, they refer to the date of publication of this Offer Document, i.e., April 13, 2026.

“Banking Day” means any day (other than a Saturday, Sunday or public holiday) on which (i) commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in Frankfurt am Main, Federal Republic of Germany, and in New York City, New York, United States of America, and (ii) the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET2) (or any successor thereto) is operational. For the avoidance of doubt, a day shall not be considered a Banking Day if commercial banks in either Frankfurt am Main or New York City are generally closed for business on such day, whether or not such day is an officially declared public holiday.

The specification “EUR” refers to the Euro currency. The specification “TEUR” means one thousand Euros. The specification “USD” refers to the U.S. dollar currency.

The Bidder and Rumble have not authorized any third parties to make statements about the Exchange Offer or this Offer Document, except for the ND Group. If third parties nevertheless make such statements, these are attributable neither to the Bidder, nor Rumble nor to any of their affiliates.

2.2	Status and source of the information contained in the Offer Document

All information and statements on intentions, as well as all other information in this Offer Document, are based on the knowledge and intentions of the Bidder and Rumble at the time of publication of this Offer Document. Unless otherwise indicated, the information about the ND Group contained in this Offer Document is based on information furnished by Northern Data or upon generally accessible sources (e.g., published financial reports and press releases). In particular, the 2025 annual report of Northern Data for the period ended December 31, 2025, the 2024 annual report of Northern Data for the period ended December 31, 2024 and the 2023 annual report of Northern Data for the period ended December 31, 2023, which can be accessed on the internet at https://northerndata.de/en/investor-relations/publications, were used in the preparation of this Offer Document. The Bidder and Rumble have not separately verified the accuracy of information accessible to the public.

Prior to the decision to launch the Exchange Offer, Rumble and its advisors carried out a due diligence review of the ND Group (the “Due Diligence Review”). From April 2025 to November 2025, as part of the Due Diligence Review, Rumble and its advisors were granted access in a virtual data room to certain documents regarding the ND Group’s legal, financial, and operational situation. Such access to information was expanded as the negotiations advanced. In addition, representatives of Rumble and its advisors held a number of talks with Northern Data’s management and had expert sessions with representatives of Northern Data. However, Northern Data did not provide representations or warranties of any kind with respect to the information that it made available during the Due Diligence Review. Additionally, the scope of the Due Diligence Review was limited to the diligence materials that were made available to Rumble and its advisors in the virtual data room up to November 9, 2025 and the responses of Northern Data’s management or representatives provided in writing or during the limited expert sessions that were held as part of the Due Diligence Review.

2.3	Forward-looking statements and intentions

The Offer Document contains certain forward-looking statements. These statements do not constitute facts and are denoted by words such as “expect,” “believe,” “anticipate,” “intend,” “seek,” “assume,” “would”, “consider” or similar phrases. These statements express the intentions, opinions, or current expectations of the Bidder and Rumble with respect to possible events in the future, for example, with regard to the possible consequences of the Exchange Offer for Northern Data and the ND Shareholders which choose not to accept the Exchange Offer (see the information for ND Shareholders which do not accept the Exchange Offer in section “17 Information for ND Shareholders Which Do Not Accept the Offer”) or with regard to the future financial performance of Northern Data. Such forward-looking statements are based on current plans, estimates, and projections that the Bidder and Rumble have made to the best of their knowledge, but the Bidder and Rumble do not make any claims as to their future accuracy. Forward-looking statements involve risks and uncertainties, most of which are difficult to predict and are generally beyond the control of the Bidder and Rumble. The forward-looking statements contained in this Offer Document might turn out to be inaccurate, and future events and developments might deviate materially from the forward-looking statements contained in this Offer Document. No assurance can be given that such future expectations will materialize. The Bidder and Rumble expressly disclaim any obligation or undertaking to update these forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which such statements are based.

It is possible that the Bidder and Rumble may change their intentions and evaluations expressed in this Offer Document after the publication of the Offer Document.

2.4	No updates

The Bidder will not update this Offer Document (also with regard to any changed intentions of the Bidder).

The Bidder will publish supplements to the Prospectus as required under the Prospectus Regulation and make publications in this respect as required by law.

3.	Summary of the Exchange Offer

The following summary provides an overview of certain information contained in this Offer Document. It is supplemented by the information and statements given elsewhere in this Offer Document and is to be read in conjunction with them. With regard to defined terms, the definitions used in this Offer Document (in some cases further below) apply. Therefore, this summary does not contain all information that could be relevant for the ND Shareholders. ND Shareholders should therefore carefully read the entire Offer Document.

Bidder:	Rumble Deutschland AG Maximiliansplatz 17 c/o Blitzstart Services GmbH 80333 Munich Germany

Target company:	Northern Data AG An der Welle 3 60322 Frankfurt am Main Germany

Subject of the Offer:	The acquisition of all ND Shares (ISIN DE000A0SMU87) not directly held by the Bidder, including all ancillary rights, in particular dividend subscription rights, existing at the time of settlement of the Exchange Offer.

Offer Consideration:	2.0281 newly issued Rumble Class A Common Shares per 1 ND Share

Acceptance Period:	The Acceptance Period (as defined below in section “5.1 Duration of the Acceptance Period”) for the Exchange Offer commences on April 13, 2026 and is expected to end on May 9, 2026, 6:01 hrs (Frankfurt am Main local time) / 0:01 hrs (New York local time) (unless extended). The Bidder reserves the right to extend the Acceptance Period. If Rumble waives, in whole or in part, a Waivable Offer Condition within the last five (5) Banking Days of the Acceptance Period, the Acceptance Period will be extended by five (5) Banking Days.

Additional Acceptance Period:	ND Shareholders who have not yet accepted the Exchange Offer within the Acceptance Period may still accept the Exchange Offer within ten (10) U.S. Business Days after the publication of the results of the Exchange Offer (the “Additional Acceptance Period” and, together with the Acceptance Period, the “Offer Period”). The Additional Acceptance Period is expected to begin on May 15, 2026 and end on June 1, 2026, 6:01 hrs (Frankfurt am Main local time) / 0:01 hrs (New York local time). The Bidder will publish the commencement of the Additional Acceptance Period on the internet at www.rumble-offer.com (see section “5.3 Additional Acceptance Period” for further details). After the end of the Additional Acceptance Period, the Exchange Offer cannot be accepted.

Offer Conditions:

The closing of the Exchange Offer and the agreements that are entered into as a result of the acceptance of the Exchange Offer are subject to the Offer Conditions (as defined and further described in section “12 Offer Conditions”). As of the date of the Offer Document, the outstanding Offer Conditions can be summarized as follows:

Merger control approval

The merger control filing to the Ministry of Economy of the United Arab Emirates (under the Federal Law 36 of 2023 On the Regulation of Competition) must be obtained or the applicable statutory waiting period must have lapsed on or before December 31, 2026 (the “End Date”).

No insolvency event

As outlined in detail in section “12.2.2 No insolvency event”, between the publication of the Offer Document and the expiration of the Offer Period, Northern Data has not published an ad hoc announcement pursuant to Art. 17 MAR, and no circumstances have occurred that would have had to be published by Northern Data pursuant to Art. 17 MAR, or where Northern Data decided to delay the publication pursuant to Art. 17 MAR that,

(i) insolvency proceedings under German law have been opened in respect of the assets of Northern Data;

(ii)	the management board of Northern Data (as defined below) has applied for such proceedings to be opened; and/or

(iii)	there are grounds that would require an application for the opening of such proceedings (each of (i) through (iii) a “Target Insolvency”);

No material compliance violation

As outlined in detail in section “12.2.3 No material compliance violation”, between the publication of the Offer Document and the expiration of the Offer Period, no criminal or administrative offense (Ordnungswidrigkeit) (including any concrete reason of suspicion) by Northern Data or a member of ND Group, a member of a corporate body of Northern Data or a member of ND Group, while any such person was operating in their official capacity at, or on behalf of, Northern Data or a member of ND Group, under any applicable administrative or criminal laws in the United States, Germany or any other jurisdiction whose laws apply to operations of Northern Data or the relevant member of ND Group relating to bribery offenses and corruption or to any violation of any export sanctions administered or enforced by the United Nations Security Council, the European Union, has occurred or becomes known, in each case if any such occurrence constitutes or would constitute inside information for Northern Data pursuant to Art. 7 MAR or constituted such inside information prior to its publication (each a “Material Compliance Violation”);

Corporate measures

As outlined in detail in section “12.2.4 Corporate measures”, between the publication of the Offer Document and the expiration of the Offer Period, none of the following events have occurred (each of them being an independent Offer Condition):

●	Northern Data’s general meeting (Hauptversammlung) has passed a resolution approving the following:

	o	a capital increase pursuant to sections 182 et seqq., 192 et seqq. or 202 et seqq. of the German Stock Corporation Act (Aktiengesetz – “AktG”) (including a capital increase from capital reserves pursuant to sections 207 et seqq. AktG);

	o	a split of the ND Shares, a consolidation of ND Shares, or any alteration of the rights pertaining to the ND shares or of the class of the ND Shares; or

	o	the conclusion of an enterprise agreement (Unternehmensvertrag) within the meaning of sections 291 and 292 AktG (with the exception of enterprise agreements (Unternehmensverträge) between Northern Data as the controlling company and any of its wholly-owned subsidiaries as controlled companies);

●	an issuance of new ND Shares and/or an increase (including a capital increase from company funds) or reduction of the share capital of Northern Data have occurred; or

●	Northern Data has publicly announced that its Management Board and Supervisory Board (as defined below) have passed a resolution to issue rights or instruments (including those pursuant to section 221 AktG) granting the option to subscribe for ND Shares or that such rights or instruments have been issued by Northern Data;

BaFin Approval

The approval (Billigungsbescheid) of the Prospectus has not been revoked by BaFin as of the closing of the Exchange Offer;

Closing of the Tether Support Agreement, the ART Support Agreement and the Apeiron Support Agreement

The Tether Support Agreement, the ART Support Agreement and the Apeiron Support Agreement shall not have been terminated and the closing of the transactions contemplated thereunder shall have occurred prior to the closing of the Exchange Offer;

Execution of Shareholder Loan Amendment Agreement

The Shareholder Loan Amendment Agreement has been duly executed by Northern Data and Tether prior to the closing of the Exchange Offer;

Fulfillment of Requirements under U.S. Law

The Registration Statement regarding the Offer Shares (i) is not subject to any stop order by the SEC pursuant to section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order at the time of Closing as described in more detail in the Offer Document, (ii) at least 20 calendar days have passed since the information statement included within the Registration Statement was sent or given to the stockholders in compliance with Rule 14c-2 of the Exchange Act, and the closing of the Exchange Offer shall be permitted by Rule 14c-2 of the Exchange Act, and, (iii) the Offer Shares have been authorized for listing on the Nasdaq Global Market (“Nasdaq”), subject to official notice of issuance; and

No Other Negative Events

No order, decree, temporary restraining order, preliminary or permanent injunction or other order, nor any law enacted, entered, promulgated, enforced or issued by any competent governmental authority, is in effect at the closing of the Exchange Offer which would prohibit or make illegal the closing of the Exchange Offer.

Waiver of Offer Condition:	Rumble reserves the right to waive, in whole or in part, one, several, or all Offer Conditions except those set out in section “12.3 Waiver of Offer Conditions”, in advance up to one Banking Day before the expiry of the Offer Period and before the respective Offer Condition is not fulfilled, whereby such a waiver is only possible before the respective Offer Condition is not ultimately lapsed. Offer Conditions which Rumble has effectively waived in advance, in whole or in part, shall be deemed to have been fulfilled, in whole or in part, as applicable, for the purposes of the Exchange Offer. In the case of a partial waiver, the respective Offer Condition shall be deemed to have been fulfilled only to the extent of such partial waiver.

Non-fulfillment of Offer Conditions	If any of the outstanding Offer Conditions set forth in section “12.2 Outstanding Offer Conditions” is not fulfilled by the end of the periods specified in section “12.2 Outstanding Offer Conditions ” and Rumble has not effectively waived, in whole or in part, the Waivable Offer Conditions by the end of the Banking Day prior to the expiry of the Offer Period and prior to the failure of the respective Offer Condition, the Exchange Offer will not be completed.

Publications on Offer Conditions	Rumble will immediately announce on its website at www.rumble-offer.com if (i) Rumble has effectively waived, in whole or in part, an Offer Condition in advance, (ii) all Offer Conditions that Rumble has not effectively waived in advance have been fulfilled, or (iii) the Exchange Offer will not be completed.

ISIN:

ND Shares: ISIN DE000A0SMU87.

Tendered ND Shares: ISIN DE000A41YEL8.

A specialist will apply for inclusion of the Tendered ND Shares and, following the written consent by Northern Data, the Tendered ND Shares will be included in trading on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München).

Acceptance of the Offer:

Acceptance of the Exchange Offer is to be declared to the Custodian Bank (as defined in section “13.2 Declaration of Acceptance and Rebooking”) in text form or electronically by each ND Shareholder during the Acceptance Period or the Additional Acceptance Period. Acceptance will not become valid until the ND Shares for which the Exchange Offer has been validly accepted during the Acceptance Period or the Additional Acceptance Period (the “Tendered ND Shares”) have been rebooked in due time in accordance with the provisions and conditions of this Offer Document into ISIN DE000A41YEL8 through Clearstream Europe AG, Frankfurt am Main (see section “13.2 Declaration of Acceptance and Rebooking” of this Offer Document).

Until the settlement of the Exchange Offer in accordance with this Offer Document, the Tendered ND Shares for which the Declaration of Acceptance (as defined in section “13.2 Declaration of Acceptance and Rebooking”) has taken effect will remain in the securities deposit account of the ND Shareholder who has accepted the Exchange Offer.

Withdrawal Rights:	The Exchange Offer will not provide for withdrawal rights.

Costs of the Exchange Offer:	Acceptance of the Exchange Offer is free of charge for each ND Shareholder that holds its shares with a domestic Custodian Bank (with the exception of the costs of transmitting the Declaration of Acceptance to the respective Custodian Bank). For this purpose, Rumble grants the Custodian Banks a standard custodian bank commission, which will be communicated to them separately. However, any additional costs and expenses charged by Custodian Banks or foreign investment services companies, as well as any expenses incurred outside Germany, shall be borne by the relevant ND Shareholders themselves.

Stock exchange trading:

The Tendered ND Shares are expected to be included to trading on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) under ISIN DE000A41YEL8 from the third Banking Day after the start of the Acceptance Period. Trading in Tendered ND Shares on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) is expected to be suspended after the close of trading three Banking Days prior to the settlement of the Exchange Offer.

Rumble will immediately publish the date on which trading in Tendered ND Shares on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) is discontinued via an electronically operated information dissemination system or in the German Federal Gazette (Bundesanzeiger).

Purchasers of Tendered ND Shares assume all rights and obligations arising from the acceptance of the Exchange Offer, including the irrevocable declarations, instructions, orders, and powers of attorney described above.

ND Shares that are not tendered for exchange will continue to be traded under ISIN DE000A0SMU87. As of the date of this Offer Document, the Bidder and Rumble intend, following completion of the Exchange Offer, to seek the termination of the inclusion of the ND Shares in trading on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and, if applicable, any other stock exchange, to the extent legally permissible (“Delisting”). For this purpose, the Bidder and Rumble intend to support, after completion of the Exchange Offer, the management board of Northern Data in taking all steps reasonably necessary to terminate the inclusion of the ND Shares in trading on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and, if applicable, any other stock exchange. The ND Shares are neither traded on a regulated market nor on an SME growth market (KMU Wachstumsmarkt), meaning that in accordance with section 39 para. 2 to 6 and section 48a para. 1b of the German Stock Exchange Act (Börsengesetz), the termination of their inclusion does not trigger a delisting acquisition offer requirement.

Northern Data, subject to the fiduciary duties of its management board and supervisory board, has agreed in the business combination agreement dated November 10, 2025 (the “Business Combination Agreement”) to assist in the Delisting of the ND Shares by taking all steps reasonably necessary to achieve such Delisting as soon as reasonably practicable upon the Bidder’s request. As of the date of this Offer Document, the Bidder and Rumble intend to request Northern Data to take such steps following completion of the Exchange Offer.

Publications:

This Offer Document will be published on April 13, 2026 by way of (i) an announcement online at www.rumble-offer.com and (ii) making copies of this Offer Document available free of charge at Cantor Fitzgerald Europe, 5 Churchill Place, Canary Wharf, London E14 5HU United Kingdom (inquiries via email to europe.ca@cantor.com indicating a complete mailing address or email address to which a copy of the Offer Document can be sent).

All notices and announcements will be published online at www.rumble-offer.com in English (together with a non-binding German translation).

Settlement:

Rumble has appointed Cantor Fitzgerald Europe as Central Settlement Agent to handle the technical execution of the Exchange Offer and the transfer of the Offer Shares. ND Shareholders may accept the Exchange Offer by submitting a Declaration of Acceptance to their respective Custodian Bank and by instructing the transfer of the ND Shares which will be booked under ISIN DE000A41YEL8 by Clearstream Europe AG, Frankfurt am Main (“Clearstream”). The date of receipt of the Declaration of Acceptance by the respective Custodian Bank shall be decisive for compliance with the Acceptance Period. Declarations of Acceptance that are not received in a timely manner or that are completed incorrectly or incompletely shall not constitute valid acceptance of the Exchange Offer.

By submitting the Declaration of Acceptance, the respective ND Shareholders authorize the Central Settlement Agent to subscribe for 2.0281 Offer Shares per one (1) Tendered ND Share as a contribution in kind (Sacheinlage) in the name and on behalf of the respective ND Shareholders. The instructions and authorizations granted pursuant to the Declaration of Acceptance are irrevocable and shall only expire in the event of an effective withdrawal or in the event of a final failure of any of the Offer Conditions which Rumble has not validly waived.

Ownership of the Tendered ND Shares shall be transferred to the Bidder on the date of the settlement of the Exchange Offer. The Offer Shares will be transferred to the securities deposit accounts maintained by the Custodian Banks at Clearstream on the date of the settlement of the Exchange Offer.

Fractional Offer Shares do not confer any shareholder rights and shall be consolidated into whole Offer Shares by the Custodian Banks and, if applicable, the Central Settlement Agent, and sold on the stock exchange; the proceeds shall be credited to the respective ND Shareholders in accordance with their fractional entitlements. Upon (i) the transfer of the Offer Shares to the securities accounts maintained by the Custodian Banks at Clearstream, and (ii) any payments in connection with the sale of fractional Offer Shares having been made, the Bidder shall have fulfilled its obligation to provide the offer consideration. It is the responsibility of each Custodian Bank to credit the offer consideration and any proceeds from the sale of fractional Offer Shares to the respective former ND Shareholders without undue delay.

By accepting the Exchange Offer, a contractual agreement governed exclusively by German law shall be concluded between each accepting ND Shareholder and the Bidder regarding the transfer of the Tendered ND Shares in accordance with the provisions of this Offer Document. The foregoing shall apply accordingly to acceptance within the Additional Acceptance Period.

4.	Offer Consideration

Subject to the terms and conditions set forth in this Offer Document, the Bidder hereby offers to acquire all ND Shares not directly held by the Bidder in exchange of

2.0281 newly issued Rumble Class A Common Shares
per 1 ND Share,

including all ancillary rights, in particular the entitlement to profits, existing at the time of settlement of the Exchange Offer.

For a comparison of rights of Rumble shareholders and ND Shareholders, please refer to the table starting on page 154 of the Form S-4 Registration Statement dated and filed on April 13, 2026, available at www.sec.gov.

5.	Acceptance Period

5.1	Duration of the Acceptance Period

The period for accepting the Exchange Offer begins upon publication of this Offer Document on April 13, 2026 and ends on

May 9, 2026, 6:01 hrs (Frankfurt am Main local time) /
0:01 hrs (New York local time).

The Exchange Offer will provide for an initial acceptance period (such initial acceptance period, together with any period for which acceptance has been extended hereunder, if any, the “Acceptance Period”), the duration of which shall be equal to twenty (20) U.S. business days (“U.S. Business Days”) upon the publication of the Offer Document. On May 13, 2026, the Bidder will publish the results of the Exchange Offer on the website www.rumble-offer.com (such date, the “Offer Publication Date”). If Rumble waives, in whole or in part, a Waivable Offer Condition (as defined below) within the last five (5) Banking Days of the Acceptance Period, the Acceptance Period will be extended by five (5) Banking Days. The waiver (whether in whole or in part) is equivalent to the fulfilment of the relevant Offer Condition. Shareholders of Northern Data who accept the Exchange Offer expressly declare with their acceptance that they are bound by their acceptance declaration even in the event of a waiver, in whole or in part, of one or more Offer Conditions and that they have no right of withdrawal in this case.

5.2	Extension of the Acceptance Period

The period for accepting the Exchange Offer, including all extensions of such period (but excluding the Additional Acceptance Period described in section “5.3 Additional Acceptance Period”), is referred to throughout this Offer Document as the “Acceptance Period”.

5.3	Additional Acceptance Period

ND Shareholders who have not accepted the Exchange Offer during the Acceptance Period may still accept the Exchange Offer within ten (10) U.S. Business Days after the result of the Exchange Offer has been published (the “Additional Acceptance Period” and, together with the Acceptance Period, the “Offer Period”). Subject to an extension of the Acceptance Period and the publication of the results of the Exchange Offer on May 13, 2026, the Additional Acceptance Period is expected to begin on May 15, 2026, and is expected to end on June 1, 2026, at 6:01 (CEST). The Exchange Offer can no longer be accepted after the expiry of the Additional Acceptance Period.

6.	Description of the Bidder and Rumble

6.1	Legal basis and capital structure of the Bidder

The Bidder’s legal name is “Rumble Deutschland AG”, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRB 297230 (the “Bidder” or “Rumble BidCo”).

In connection with the Exchange Offer, Rumble has established a multi-tiered acquisition structure designed to facilitate the acquisition of ND Shares and the subsequent integration of Northern Data into the Rumble Group. On March 24, 2026, Rumble Freedom First Holding Limited, Ireland, (“Rumble ND HoldCo”), a wholly-owned indirect Irish subsidiary of Rumble formed by Rumble’s direct subsidiary Rumble Cloud Inc., purchased Rumble BidCo for the purpose of conducting, executing, and settling the Exchange Offer. Rumble BidCo will serve as the formal bidder in the Exchange Offer.

Prior to the settlement of the Exchange Offer, Rumble will issue newly created Rumble Class A Common Shares. These shares will be contributed through a multi-step contribution process. Rumble will contribute the newly issued Rumble Class A Common Shares to Rumble Cloud Inc. Rumble Cloud Inc. will contribute such shares to Rumble ND HoldCo, and Rumble ND HoldCo will contribute such shares to Rumble BidCo. The Rumble Class A Common Shares held by Rumble BidCo will be offered as consideration to ND Shareholders who accept the Exchange Offer. Upon settlement of the Exchange Offer, the Tendered ND Shares will be transferred to the securities deposit account of Rumble BidCo. As a result, Northern Data will become an indirect subsidiary of Rumble through the holding chain described above. Rumble reserves the right to carry out a corporate reorganization following the settlement of the Exchange Offer. Such reorganization may result in Rumble holding the ND Shares directly, thereby making Northern Data a direct subsidiary of Rumble. In this case, any squeeze-out of remaining minority shareholders would be carried out by Rumble or any of its direct or indirect subsidiaries. In addition, Rumble reserves the right to undertake certain internal restructuring measures to simplify and to achieve a more efficient corporate structure of Northern Data and its subsidiaries following the settlement of the Exchange Offer.

The Bidder’s issued and paid share capital (Stammkapital) of EUR 50,000 is divided into 50,000 no par value shares with a nominal amount of EUR 1.00 each. The Bidder’s share capital has been fully paid up.

The Bidder’s fiscal year currently commences on January 1 and ends December 31 of each calendar year.

The Bidder’s corporate purpose in its articles of association is the administration of its assets. It may acquire interests or shares in other enterprises with the same or a similar object or may incorporate such enterprises. It is entitled to set up branch offices in Germany or abroad. It may be controlled by another company or may control another company in each case under a domination and controlling agreement.

The Bidder’s management board consists of one member: Wojciech Hlibowicki (member of management board). The Bidder’s supervisory board consists of the following three members: Steve Noonan (member of supervisory board), Brandon Alexandroff (member of supervisory board) and Tyler Hughes (member of supervisory board).

The Bidder is a wholly owned indirect subsidiary of Rumble. Rumble is a Delaware corporation incorporated under the laws of the State of Delaware, United States. Rumble has its registered office at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808, United States, and the United States Internal Revenue Service Employer Identification Number 80-0984597.

As of the date of the Offer Document, the Bidder holds no shares in other enterprises and has no employees.

6.2	Shareholder structure of the Bidder

The Bidder’s sole shareholder is Rumble ND HoldCo, a wholly-owned indirect Irish subsidiary of Rumble formed by Rumble’s direct subsidiary Rumble Cloud Inc.

6.3	Background information on Rumble Group

Rumble is a North American technology platform founded in 2013 that operates two business units – Rumble Services (encompassing a video-sharing platform, livestreaming marketplace, and advertising network) and Rumble Cloud Inc. (an infrastructure as a service offering launched in 2024) – with the stated mission of providing content creators an alternative to traditional incumbent platforms by promoting an open and independent internet. Following substantial user growth from 1.2 million monthly active users in the second fiscal quarter of the financial year 2020 to 68 million in 2024 and a revenue increase from USD 14.5 million in 2023 to USD 95.5 million in 2024, the company has pursued strategic investments – including a USD 775 million investment from Tether in February 2025 and a business combination agreement with Northern Data in November 2025 – to expand its cloud infrastructure and accelerate international growth.

6.4	Possible future acquisitions of ND Shares

Rumble and the Bidder expressly reserve the right, during and after the Offer Period, to acquire additional shares in Northern Data whether on or off the stock exchange, by way of individual transactions or otherwise, without being obligated to disclose any such acquisitions or to adjust the Offer Consideration as a result thereof.

7.	Description of Northern Data

7.1	Legal basis of Northern Data

Northern Data is a provider of full-stack AI and high performance computing (“HPC”) solutions, leveraging a network of high-density, liquid-cooled, GPU-based technology to enable the world’s most innovative companies.

Northern Data was originally formed as Capital Three AG, a stock corporation (Aktiengesellschaft) under German law. It was registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Freiburg, Germany, under docket number HRB 702164 on March 12, 2008 and its registered office (Sitz) was in Gottmadingen, Germany. On September 18, 2014, the registered office was changed to Hamburg, the name was changed to AMP Biosimilars AG and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under docket number HRB 133416. On September 26, 2016, the registered office was relocated from Hamburg to Frankfurt am Main, which was entered in the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under HRB 106465. On June 6, 2016, the name change was registered as Biosilu Healthcare AG. The change of the company name to Northern Bitcoin AG was entered in the commercial register (Handelsregister) on January 14, 2018. The company name was changed again to Northern Data AG and entered in the commercial register (Handelsregister) on January 10, 2020. Northern Data is conducting business under its legal name and under its commercial name Northern Data Group as well as under its Taiga Cloud and Ardent Data Centers brands.

Northern Bitcoin AG’s shares were listed on the Regulated Unofficial Market (Freiverkehr) in September 2018 in the m:access segment of the Munich Stock Exchange (Börse München), and in October 2018 the shares commenced trading on the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and were listed on the trading platform Xetra.

Northern Data’s registered office is Frankfurt am Main, Germany, and business address is An der Welle 3, 60322 Frankfurt am Main, Germany (telephone: +49 (0)69 3487 5225), LEI 391200LB6JA3HAQWTS32. It is registered in the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under HRB 106465.

As of the date of this document, Northern Data’s share capital amounts to EUR 64,196,677.00 and is divided into 64,196,677 ordinary bearer shares with no par value (Stückaktien), each such share representing a notional value in the share capital of EUR 1.00. The ISIN of the ND Shares is DE000A0SMU87 and the shares are denominated in euros. Each Northern Data Share carries one vote at the ND Shareholders’ meeting and the shares carry full dividend rights. The ND Shares are subordinated to all other securities and claims in case of an insolvency of Northern Data and are freely transferable in accordance with the legal requirements for bearer shares.

The ND Shares are represented by global share certificates, deposited with Clearstream Europe AG, Mergenthalerallee 61, 65760 Eschborn, Germany.

Northern Data’s corporate purpose, according to its articles of association, is to engage directly or indirectly in the development, manufacture, acquisition, holding, and distribution of products (including those based on distributed ledger technologies) and the provision of services in the field of information technology, insofar as this does not require a license from BaFin. Northern Data is entitled to engage in all transactions and measures that appear necessary or useful for achieving the company’s purpose, in particular to participate in other companies of the same or a related nature, to take over their management and/or representation, to transfer even significant parts of the business to companies in which the company has a stake, and to establish companies and branches in Germany and abroad.

Northern Data’s fiscal year is the calendar year.

7.2	Capital structure of Northern Data

7.2.1	Overview

At the time of publication of this Offer Document, Northern Data’s share capital amounts to EUR 64,196,677.00, divided into 64,196,677 bearer shares. There are no different share classes. Each share entitles the shareholder at the general meeting of Northern Data to one vote, and to full voting rights and the right to dividends. This does not apply to treasury shares (eigene Aktien), which confer no rights relating to Northern Data. According to the information available to Rumble and the Bidder at the time of publication of this Offer Document, Northern Data holds no treasury shares at the time of publication of this Offer Document.

7.2.2	Listing

ND Shares are, among others, traded on the Xetra trading platform, on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), as well as other German exchanges, including Berlin, Düsseldorf and Tradegate and are traded in the Euronext Growth market.

7.2.3	Authorized Capital

The Management Board (as defined in section “7.4.1 Management Board of Northern Data”) is authorized, with the approval of the Supervisory Board (as defined in section “7.4.2 Supervisory Board of Northern Data”), to increase the company’s share capital in whole or in part by a total of up to EUR 31,380,897.00 in the period up to September 12, 2029 (inclusive) by issuing new no-par value bearer shares against cash and/or non-cash contributions (“Authorized Capital 2024/II”).

In general, ND Shareholders are entitled to subscription rights. However, the Management Board is authorized, with the approval of the Supervisory Board, to exclude ND Shareholders’ subscription rights in whole or in part, on one or more occasions, in accordance with one or more of the following provisions:

(i)	in the case of capital increases against cash contributions, if (a) shares of the company are traded on a stock exchange (regulated market or Regulated Unofficial Market or the successors to these segments), (b) the proportionate amount of the share capital attributable to the new shares issued with the exclusion of subscription rights pursuant to section 186(3) sentence 4 AktG does not exceed 20% of the share capital existing at the time this authorization takes effect and at the time this authorization is exercised, and (c) the issue price of the new shares does not significantly undercut the stock market price of the company’s already listed shares of the same class and with the same features within the meaning of sections 203(1) and (2), 186(3) sentence 4 AktG. The proportionate amount of the share capital attributable to shares issued or sold during the term of this authorization up to the time of its exercise, excluding subscription rights, in direct or corresponding application of section 186(3) sentence 4 AktG, shall be credited against this maximum limit of 20% of the share capital, insofar as such crediting is required by law. This means that shares that can be or must be issued by the company to service conversion or option rights or to fulfill conversion or option obligations from bonds with option and/or conversion rights or obligations must be included, provided that the bonds that confer a corresponding conversion or option right or an option and/or conversion obligation were issued during the term of this authorization until the time of their exercise in corresponding application of section 186(3) sentence 4 AktG, excluding ND Shareholders’ subscription rights. For the purposes of this authorization, the issue price shall be deemed to be the amount payable by the third party or parties when the new shares are acquired by an issuing agent with the simultaneous obligation of the issuing agent to offer the new shares for purchase to one or more third parties designated by the company;

(ii)	in the case of capital increases against contributions in kind, in particular for the acquisition of companies, parts of companies and interests in companies, industrial property rights, such as patents, trademarks or licenses relating thereto, other product rights or other contributions in kind, including receivables, bonds, convertible bonds and other financial instruments;

(iii)	to the extent necessary to grant the holders or creditors of bonds with option or conversion rights or obligations, which have been or will be issued by the company or by a domestic or foreign company in which the company directly or indirectly holds the majority of the votes and capital, to grant them a subscription right to new shares to the extent to which they would be entitled after exercising their option or conversion right or after fulfilling an option or conversion obligation;

(iv)	for fractional amounts (Spitzenbeträge) arising as a result of the subscription ratio.

The Management Board is authorized, with the approval of the Supervisory Board, to determine the further content of the rights arising from the shares and other details of the capital increase and its implementation. The Management Board is authorized to determine that the new shares are to be acquired in whole or in part by a credit institution or a company operating in accordance with section 53(1) sentence 1 or section 53b(1) sentence 1 or (7) of the German Banking Act (Kreditwesengesetz – “KWG”) with the obligation to offer them to ND Shareholders for subscription (so-called indirect subscription right). The Supervisory Board is authorized to amend the company’s Articles of Association accordingly after the Authorized Capital 2024/II has been utilized in full or in part or has expired, in particular with regard to the amount of share capital and the number of existing no-par value shares.

7.2.4	Conditional Capital

The company’s share capital is conditionally increased by up to EUR 31,380,897.00 through the issuance of up to 31,380,897 new no-par value bearer shares (“Conditional Capital 2024/II”).

The conditional capital increase serves to grant shares to holders or creditors of convertible and/or option bonds issued by the company or a domestic or foreign company in which the company directly or indirectly holds the majority of votes and capital, based on the authorization granted by the resolution of the annual general meeting on September 13, 2024, under item 7 lit. b. until September 12, 2029 (inclusive) (“Authorization 2024/II”).

It shall only be carried out if the conversion or option rights from the aforementioned bonds have actually been or will be exercised or if conversion obligations from such bonds have been or will be fulfilled and if no other forms of fulfillment have been or will be used to service them. The new shares shall be issued at the conversion or option price to be determined in accordance with the respective authorization.

The new shares shall participate in profits from the beginning of the fiscal year in which they are created by the exercise of conversion or option rights or by the fulfillment of conversion obligations; notwithstanding this, the Management Board may, to the extent permitted by law, determine with the approval of the Supervisory Board that the new shares shall participate in profits from the beginning of the financial year for which no resolution on the appropriation of retained earnings has been passed by the annual general meeting at the time of the exercise of conversion or option rights or the fulfillment of conversion obligations.

The Management Board is authorized to determine the further details of the implementation of the conditional capital increase. The Supervisory Board is authorized to amend the wording of section 6.3 of the company’s Articles of Association in accordance with the issue of new shares from Conditional Capital 2024/II. The same applies if the Authorization 2024/II has not been exercised during its term or is not exercised, or if the corresponding conversion or option rights or conversion obligations have expired or expire due to the expiration of the exercise periods or in any other way.

The company’s share capital is conditionally increased by EUR 4,000,000.00 through the issuance of up to 4,000,000 no-par value bearer shares (“Conditional Capital 2020/II to 2024”).

The conditional capital increase serves exclusively to fulfill options authorized by the annual general meeting on December 30, 2019, in accordance with item 4 lit. a) / November 10, 2020, in accordance with item 7 lit. a), April 28, 2021, in accordance with item 2 lit. b), December 20, 2021, in accordance with item 6 lit. b), or June 12, 2023, pursuant to item 2 lit. b), until the Conditional Capital 2020/II to 2024 is entered in the company’s commercial register, or are granted on the basis of the authorization of the annual general meeting of May 6, 2024, pursuant to item 7, until May 5, 2029 (inclusive).

The conditional capital increase will only be carried out to the extent that the holders of the options issued exercise their right to subscribe for shares in the company and the company draws on this Conditional Capital 2020/II to 2024 to fulfill the options. The shares from Conditional Capital 2020/II to 2024 will be issued at the issue price resulting from the respective authorization. The new shares will participate in profits from the beginning of the fiscal year in which they are created through the exercise of options.

The Supervisory Board is authorized to amend the wording of the Articles of Association in line with the respective issue of subscription shares and to make all other related amendments to the Articles of Association that only affect the wording.

7.3	Overview of the ND Group’s business activities

Northern Data is a provider of full-stack AI and HPC solutions, leveraging a network of high-density, liquid-cooled, GPU-based technology to enable the world’s most innovative companies. Together with its partners, Northern Data is passionate about the potential of HPC to drive both technological and societal transformation. Northern Data has one of the largest GPU clusters for HPC in Europe through its Taiga Cloud business, while its Ardent Data Centers business has a network of owned and colocation data centers across the globe. Ardent Data Centers will have approximately 250MW of power deployed or coming online across ten global data centers by 2027. Northern Data’s infrastructure platform (Taiga Cloud) enables software-defined, on-demand access to its GPU estate, addressing increasingly complex customer training and inference needs by providing multi-tenancy, on-demand access, flexible scalability and additional software capabilities.

On November 3, 2025, Northern Data divested its original Bitcoin peak mining business pursuant to a merger and equity purchase agreement, dated November 3, 2025, among Highland Group Mining Inc., Appalachian Energy LLC, 2750418 Alberta ULC, Northern Data US, Inc. and Northern Data (as may be amended, the “Peak Mining Purchase Agreement” and the transactions contemplated thereunder, the “Peak Mining Sale”), comprising USD 50 million in up-front proceeds and up to USD 150 million in deferred consideration, as Northern Data has decided to focus on driving technological transformation through its cloud and data center businesses. Northern Data’s Corpus Christi sites currently have 600 MW of available grid capacity, of which 100 MW is used for bitcoin mining operations.

In the fiscal year 2025, according to the annual report as of December 31, 2025, the ND Group generated sales revenues of TEUR 80,000 (2024: TEUR 121,100) and EBIT of TEUR −463,000 (2024: TEUR −68,600).

7.4	Corporate Governance of Northern Data

7.4.1	Management Board of Northern Data

Pursuant to sections 7(1) and 7(2) of the articles of association of Northern Data, the management board (Vorstand) of Northern Data (the “Management Board”) consists of one or more members, whereby the number of its members is determined by Northern Data’s Supervisory Board in accordance with the statutory provisions.

The Management Board of Northern Data currently consists of the following persons:

●	Aroosh Thillainathan (Chief Executive Officer); and

●	John Hoffman (Co-Chief Executive Officer).

7.4.2	Supervisory Board of Northern Data

Pursuant to section 10(1) of the articles of association of Northern Data, the supervisory board of Northern Data (the “Supervisory Board”) consists of three members.

The Supervisory Board of Northern Data currently consists of the following three persons:

●	Dr. Tom Schorling (Chairman);

●	Bertram Pachaly; and

●	Dr. Bernd Hartmann.

7.5	Information on the statements of the Management Board and the Supervisory Board of Northern Data

According to the Business Combination Agreement, the Management Board and the Supervisory Board of Northern Data are required to prepare a joint reasoned statement regarding the Exchange Offer materially in line with a statement that would be given pursuant to section 27 WpÜG (begründete Stellungnahme) within ten (10) week days from the publication of the Offer Document. Within two (2) weeks from the publication of the Offer Document, Northern Data shall publish the Reasoned Statement on its website.

8.	Background of the Exchange Offer

8.1	Rumble’s Reasons for the Exchange Offer

Rumble assumes that the business combination will provide it with immediate scale in the cloud and data center business, including the opportunity to build a full-stack cloud platform – from power to GPUs-as-a-service and beyond – backed by a mission to support a free and open internet. Through the business combination, Rumble will acquire one of the largest GPU fleets for HPC in Europe, with 22.4K NVIDIA GPUs, including 20.4K Nvidia H100s and 2K Nvidia H200s, access to a globally distributed network of data center locations and several strategically co-located sites, and the acquisition of four owned data center locations anchored by Northern Data’s site in Maysville, Georgia, which, upon completion, is anticipated to deliver up to 180MW of capacity.

Rumble believes the business combination will allow it to significantly expand its international footprint with Northern Data’s prominent presence in Europe, including data center operations in Sweden, Norway, Portugal, the Netherlands, and the United Kingdom, as well as corporate locations in Germany, in addition to a growing presence in the United States. By combining Northern Data’s ownership of one of the largest GPU clusters for HPC in Europe with Rumble’s strong U.S. brand position, the business combination is expected to open up significant opportunities for the combined group, including investing in European data capacities, expanding globally, and strengthening investment in the United States to penetrate the AI market worldwide.

Rumble expects to leverage its partnership with Tether, which, through the Tether Customer Agreement, has committed to purchase up to $150 million of GPU services over a two-year period following the closing. The business combination is expected to accelerate Rumble’s creator, video and advertising AI innovation, with a scaled GPU estate and new AI competencies. The business combination will enable Rumble to immediately pursue a go-to-market strategy, including by leveraging its existing and newly acquired government and corporate relationships.

Rumble intends to bring together two leading companies with complementary strengths and expertise and offers a unique opportunity to enhance the combined company’s position in the market for the delivery of fully vertically integrated AI infrastructure. Rumble intends to continue and further develop Northern Data’s core business activities in high-performance computing and data center operations.

Rumble acknowledges that Northern Data is a provider of full-stack AI and HPC solutions, leveraging a network of high-density, liquid-cooled, GPU-based technology to enable the world’s most innovative companies. Through its Taiga Cloud business, Northern Data operates one of the largest GPU estates for HPC in Europe, while its Ardent Data Centers business has a network of owned and colocation data centers across the globe. Rumble intends to leverage these existing capabilities and continue the ongoing development and expansion of Northern Data’s data center infrastructure.

The success of the business combination will depend, in part, on Rumble’s and Northern Data’s ability to retain the talents and dedication of key employees, including key decision-makers, currently employed by Rumble and Northern Data. Rumble is aware that Northern Data’s employees may experience uncertainty regarding their roles after the business combination and that uncertainty could affect Northern Data’s ability to retain, recruit and motivate key personnel. Rumble intends to work constructively to retain key employees and maintain effective operations.

After the closing of the Exchange Offer, Rumble will be positioned to benefit from operational synergies arising from the integration, including the expansion of Rumble’s cloud infrastructure capabilities and the leveraging of Northern Data’s European footprint.

8.2	General and Strategic Background for Northern Data of the Exchange Offer

8.2.1	Overview of Northern Data’s Market

The market for AI and HPC solutions is a resilient and fast-growing market. Northern Data is a provider of full-stack AI and HPC solutions, leveraging a network of high-density, liquid-cooled, GPU-based technology to enable the world’s most innovative companies. Through its Taiga Cloud business, Northern Data operates one of the largest GPU estates for HPC in Europe, while its Ardent Data Centers business has a network of owned and colocation data centers across the globe. Northern Data recently divested its Peak Mining crypto-currency division to sharpen its focus on building large scale AI infrastructure. The development of AI and the adoption of AI use cases by AI-native organizations, enterprises, governments and other end-users is driving the demand for computing power and platform services that facilitate the operation of AI solutions. Based on its vertically integrated HPC infrastructure offering, Northern Data has gained significant experience since 2024 handling AI workloads for AI early-adopters. With increasing adoption of AI solutions by enterprises, governments and other end-users, Northern Data anticipates that its potential customer base will expand to include a range of enterprises and governments using AI technologies. The markets for AI and HPC solutions, as well as the industries in which Northern Data’s target customers operate, are characterized by rapidly changing technologies, evolving industry standards, and frequent new equipment and service introductions. Northern Data faces significant competition from various cloud and/or data center providers, such as CoreWeave, Applied Digital, Nebius, Nscale, Lambda Labs and other emerging AI infrastructure providers. Further, increased focus by large IT operators such as Google, Microsoft, Meta, IBM, Oracle and Amazon on the commercial HPC infrastructure business could lead to intensifying competition.

8.2.2	Northern Data’s Reasons for the Business Combination

Rumble has prepared and filed with the SEC a registration statement on Form S-4 including (A) a prospectus (together with any amendments thereof or supplements thereto) in connection with the issuance by Rumble of the Offer Shares to (i) be used as a U.S. exchange offer prospectus sent to holders of the ND Shares and (ii) register with the SEC the offer and sale of the Offer Shares to the holders of ND Shares, and (B) a written information statement of the type contemplated by Rule 14c-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) containing (i) the information specified in Schedule 14C under the United States Exchange Act concerning the written consent and the transactions contemplated by the Business Combination Agreement and (ii) the notice of action by written consent required by Section 228(e) of the DGCL in connection with the written consent from Chris Pavlovski (clauses (A) and (B), collectively, the “Registration Statement”). In the course of the preparation of the Registration Statement, Northern Data provided Rumble with certain information, including information regarding the strategic and commercial rationale for the contemplated business combination from the perspective of Northern Data. The following section sets out such rationale as provided by Northern Data in the context of this process:

Prior to concluding the Business Combination Agreement, Northern Data’s management board and supervisory board examined and discussed in several board meetings the adequacy of the Exchange Offer, supported by a fairness opinion issued by an investment bank to the Management Board and the Supervisory Board regarding the Offer Exchange Ratio. The Management Board and the Supervisory Board of Northern Data, in particular, reviewed the potential risks and benefits associated with the Business Combination and the Exchange Offer. To support its evaluation, Northern Data engaged external advisors: (a) an investment bank was commissioned to evaluate the Offer Exchange Ratio and to deliver to the Management Board and the Supervisory Board a fairness opinion on the fairness of the Offer Exchange Ratio to the ND Shareholders from a financial point of view. In the joint meeting of the Management Board and the Supervisory Board of Northern Data on November 9, 2025, the investment bank expressed its opinion, that, as of that date and based upon and subject to the assumptions and limitations set forth in a written fairness opinion, the Offer Consideration offered to ND Shareholders was fair to the ND Shareholders from a financial point of view – subsequent to that meeting, the investment bank rendered its opinion in writing; (b) Latham & Watkins LLP conducted a legal due diligence of Rumble and its group companies, which did not reveal any material red flags or high-risk issues; Gleiss Lutz Hootz Hirsch PartmbB Rechtsanwälte, Steuerberater advised the Management Board, and Ashurst LLP advised the Supervisory Board, on German corporate law matters, governance considerations and the Supervisory Board’s duties in connection with the Exchange Offer; and (c) Northern Data’s Supervisory Board received a legal opinion from Ashurst LLP confirming that the decision to approve the entry into the Business Combination Agreement satisfied the requirements of the business judgment rule under German law. Northern Data’s Management Board and Supervisory Board considered all of these analyses and opinions in connection with their decisions and concluded that the opportunity presented by the Business Combination was in the best interest of ND Shareholders, as they will have the opportunity to remain invested in the combined company and participate in its future growth.

Northern Data’s decision to enter into the Business Combination Agreement was primarily driven by the strategic merits of the proposed transaction. In particular, the Management Board and the Supervisory Board considered several factors, including but not limited to the following (which are not necessarily presented in order of their relative importance to Northern Data):

●	the contemplated Business Combination brings together two leading companies and a strategic investor with complementary strengths, resources, assets and areas of expertise. By combining these capabilities, the transaction offers a unique opportunity to create a potential market leader with an enhanced competitive position offering a vertically integrated AI platform that realizes the benefits of owned AI compute infrastructure, proprietary data and a vast user base with a product vision, laying a stronger foundation for long-term success;

●	the Business Combination would improve Northern Data’s positioning in the U.S. market, leveraging the strong positioning and relationships Rumble has in the most sizable addressable market for AI infrastructure;

●	the expected benefits from the expanded partnership and product development opportunities with Tether, including the Tether Customer Agreement providing for a commitment to purchase GPU services and the continued financing support;

●	the terms of the Business Combination Agreement were the result of extensive arm’s-length negotiations between the parties, ensuring a fair and balanced outcome. These negotiations considered the interests of all stakeholders and produced a framework designed to support value creation and sound governance. In this context, the leadership and governance structure of Rumble were also carefully evaluated as integral elements of the combined group’s ability to execute its strategic vision effectively;

●	the Business Combination would offer Northern Data access to Rumble’s financing opportunities, including through Rumble’s Nasdaq listing, improving its access to capital and broader awareness, thereby strengthening Northern Data’s market position with key suppliers, customers and current and future employees, allowing Northern Data to fund additional growth investments;

●	the Business Combination would offer Northern Data the opportunity to realize growth opportunities within its existing data center site portfolio for near-term GPU deployments that would meaningfully improve the weighted average useful life of Northern Data’s GPU estate, offset costs that are being incurred at several under-utilized data center locations and capitalize on the scarcity of available power in the AI infrastructure market. Realizing such growth opportunities without the Business Combination would require significant third-party financing, the availability of which is uncertain. Absent such financing, Northern Data would be forced to take other liquidity measures, such as asset sales, which in turn could adversely affect the ability of Northern Data to achieve the aspired growth;

●	ND Shareholders would benefit from accelerated growth and innovation, including new avenues for revenue expansion and operational synergies;

●	as the Exchange Offer is structured as a share-for-share exchange, tendering ND Shareholders would have the opportunity to continue to participate in the potential future value creation of the combined pro-forma business, thereby allowing them to benefit from the strategic and financial merits of the Business Combination on a long-term basis; and

●	the Management Board and the Supervisory Board regard the Offer Consideration as adequate from a financial perspective. The fairness opinion issued by an investment bank to the Management Board and the Supervisory Board considered the Offer Exchange Ratio being fair to the ND Shareholders from a financial point of view.

The Northern Data Management Board and the Supervisory Board weighed these advantages and opportunities against several potentially negative factors in their deliberations concerning the Business Combination Agreement and the transactions contemplated thereby, including:

●	the Offer Exchange Ratio is fixed and will not fluctuate in the event that the market price of Rumble Class A Common Shares decreases relative to the market price of ND Shares prior to completion of the Business Combination;

●	the impact of contingent tax liabilities related to the ongoing Swedish tax investigation on the valuation of Northern Data and the Offer Exchange Ratio;

●	the realization of the anticipated strategic benefits of the Business Combination, including the future product roadmap of the combined business, is subject to significant execution risks and uncertainties, and there can be no assurance that such benefits will materialize as expected; in addition, Rumble has to date not achieved profitability, and the combined business may continue to face challenges in achieving and sustaining profitability, which could adversely affect the value of the consideration received by tendering ND Shareholders; and

●	the long period between signing of the Business Combination Agreement and completion of the Exchange Offer during which market conditions and business developments could materially change.

The Northern Data Management Board and the Supervisory Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the Business Combination outweighed the risks and uncertainties of the Business Combination. The foregoing discussion of the information and factors considered by the Management Board and Supervisory Board of Northern Data is not intended to be exhaustive, but rather is meant to include the material factors that the boards considered. Northern Data’s Management Board and Supervisory Board each unanimously came to the conclusion to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and the Exchange Offer, in light of the various factors described above and other factors that the Management Board and Supervisory Board members believed were appropriate.

8.2.3	Recommendation of and Support by Northern Data Management Board and the Supervisory Board (Reasoned Statement)

Northern Data’s Management Board and Supervisory Board have, based on review of the relevant information available to them on the date of the Business Combination Agreement (including a fairness opinion issued by an investment bank to the Management Board and the Supervisory Board which considered the Offer Exchange Ratio being fair to the ND Shareholders from a financial point of view), unanimously taken the view that the Business Combination is in the best interest of Northern Data. Within ten (10) weekdays from the publication of the Offer Document, the Management Board and the Supervisory Board shall prepare a joint reasoned statement materially in line with a statement that would be given pursuant to section 27 WpÜG (begründete Stellungnahme) (the “Reasoned Statement”). Northern Data shall give the Bidder three (3) Banking Days to review the draft Reasoned Statement and give due consideration to any comments the Bidder may have. In case of dispute on the content of the Reasoned Statement, Northern Data, acting reasonably, shall have the ultimate decision right. The same shall apply to any amendment to the Reasoned Statement of the Management Board and the Supervisory Board.

Within two (2) weeks from the publication of the Offer Document, Northern Data shall publish the Reasoned Statement on its website.

The members of the Management Board and the Supervisory Board shall reflect in their Reasoned Statement that the Management Board and the Supervisory Board, after having duly reviewed and analyzed the Exchange Offer (including reviewing the Offer Document as to whether, in particular, it complies with the Business Combination Agreement or contains any material deviations from the transaction parameters agreed herein) and acting in good faith with regards to their respective duties, especially their fiduciary duties under German law, in particular the duty of care and loyalty and the business judgement rule under section 93 AktG, (i) regard the Offer Consideration as fair, adequate and attractive, (ii) welcome and support the Exchange Offer and (iii) recommend to the holders of ND Shares that they tender their ND Shares into the Exchange Offer, provided that: (a) the Exchange Offer complies with the terms of the Business Combination Agreement; (b) no Superior Offer (as defined below) has been presented to the Management Board or otherwise publicly announced, unless the Bidder has exercised the Bidder’s right to match in accordance with section 5.5 of the Business Combination Agreement within the time period specified therein; (c) it has been confirmed immediately prior to the resolutions of the Management Board and Supervisory Board on the issuance of the Reasoned Statement in a fairness opinion to be issued by an investment bank to the Management Board and the Supervisory Board that the Offer Exchange Ratio is fair to the ND Shareholders from a financial point of view, and thereby conforming their analysis presented to the Management Board and the Supervisory Board prior to the signing of the Business Combination Agreement; (d) the Bidder not having taken any act, including making any public statement, which clearly contradicts its intention to fulfil its obligations under the Business Combination Agreement; (e) and no other circumstances exist that, in the reasonable opinion of the Management Board and/or Supervisory Board, acting in good faith with due regard to their respective duties under German law, would cause the members of the Management Board and/or the Supervisory Board to violate their duties by welcoming and supporting the Exchange Offer (clauses (a), (b), (c), (d) and (e), the “Recommendation Requirements”).

For purposes of this section of the Offer Document, “Superior Offer” means any bona fide unsolicited proposal (in relation to which no member of the ND Group has breached clause (i) or (ii) of section 4.6(a)) of the Business Combination Agreement by a third party that the Management Board and Supervisory Board have determined in good faith, after consultation with its financial and legal advisors, would result in a fully financed (certain funds) competing offer which, taking into account all elements of such offer (including the offer price), provide for substantially more beneficial terms than the Exchange Offer.

In the event of a Superior Offer, Northern Data shall notify the Bidder as promptly as reasonably practicable after becoming aware of such Superior Offer, of the terms of such Superior Offer and also that the Bidder has the right to match such more beneficial terms within ten (10) Banking Days following the publication of the offer document relating to such Superior Offer. The Bidder shall then have ten (10) Banking Days to exercise its right to match with respect to such Superior Offer, with the understanding that section 5.5 of the Business Combination Agreement shall apply to any subsequent amendment of the original Superior Offer or any new Superior Offer.

From November 10, 2025 (the “Effective Date” as defined in the Business Combination Agreement) for as long as the Recommendation Requirements remain fulfilled, the Management Board and the Supervisory Board shall not (i) withdraw or amend adversely to the Bidder or withdraw their intention, or otherwise breach their obligation, to give, the Reasoned Statement, (ii) act, including by making any public statement, in a manner that does not comply with the terms of the Business Combination Agreement and (A) after its publication, would be contrary to the Reasoned Statement and could adversely affect the consummation of the Exchange Offer, (B) recommend that holders of ND Shares take or consider taking any action that could prevent, delay or otherwise adversely affect the consummation of the Exchange Offer or (C) recommend (or agree or resolve to recommend) a competing offer. For the avoidance of doubt, the failure of the Recommendation Requirements to be fulfilled shall not by itself give Northern Data the right to terminate the Business Combination Agreement and the Business Combination Agreement shall only be permitted to be terminated in accordance with section 12 of the Business Combination Agreement.

From the Effective Date to the earlier of the termination of the Business Combination Agreement and the consummation of the Exchange Offer, Northern Data, in consideration of the Bidder agreeing and undertaking to comply with its obligations under the Business Combination Agreement and to pursue the Exchange Offer and the Transaction in accordance with the Business Combination Agreement, shall support the Exchange Offer and the Transaction in any and all publication and communications that relate to the Transaction.

8.3	Material Agreements in Connection with the Exchange Offer

8.3.1	Transaction Support Agreement with Tether

Concurrently with the execution and delivery of the Business Combination Agreement, Rumble entered into a transaction support agreement with Tether (the “Tether Support Agreement”), pursuant to which, among other things, Tether agreed to sell, and Rumble agreed to purchase, all of the ND Shares owned by Tether as of immediately prior to the closing of the Exchange Offer (totaling 43,512,526 ND Shares as of April 6, 2026), at the Offer Exchange Ratio for Rumble Class A Common Shares (with a pre-funded warrant structure with respect to a 9.9% voting power cap). The closing of the transactions contemplated under the Tether Support Agreement (the “Tether Closing”) is subject to certain closing conditions, including the satisfaction of the conditions to this Exchange Offer, and, subject to the satisfaction or waiver of such conditions, would occur immediately prior to the closing of this Exchange Offer.

Under the Tether Support Agreement, Rumble agreed to issue new Rumble Class A Common Shares to Tether at the Offer Exchange Ratio for its purchase of ND Shares owned by Tether. To the extent that the issuance of Rumble Class A Common Shares to Tether as the consideration under the Tether Support Agreement would result in Tether and its affiliates owning more than 9.9% of the outstanding voting power of the capital stock of Rumble (the “Voting Limitation”), Rumble shall instead deliver to Tether a pre-funded warrant exercisable on a cashless basis into such number of Rumble Class A Common Shares (a “Pre-Funded Warrant”) so that the Rumble Class A Common Shares to be owned by Tether and its affiliates following the Tether Closing will not exceed the Voting Limitation. The Rumble Class A Common Shares issued pursuant to the Tether Support Agreement are subject to a six-month lock-up period following the Tether Closing, subject to certain exceptions as set forth in the Tether Support Agreement.

The Tether Support Agreement further contains customary representations and warranties, interim operating covenants applicable to Rumble between signing and the Tether Closing, and mutual indemnification obligations subject to various limitations and survival periods. In particular, Tether agreed to indemnify and hold harmless Rumble and certain other indemnitees (the “Purchaser Indemnitees”) against damages arising from Tether’s breach of any fundamental representation or covenant, certain liabilities and indemnification obligations relating to the Peak Mining Sale, and certain liabilities relating to Northern Data’s peak mining business, out-of-scope business activities, and related taxes, subject to certain limitations which include, among other things, that purchaser indemnitees must first seek recovery under the transaction support agreement with the ART Sellers (the “ART Support Agreement”) and, to the extent not recovered thereunder, under the transaction support agreement with Apeiron (the “Apeiron Support Agreement”), before seeking recourse directly from Tether. The Tether Support Agreement also includes provisions relating to Tether’s commitment to purchase additional ND Shares outside of the Exchange Offer under certain circumstances, a withholding mechanism to support indemnification claims, and a funding mechanism to support the acquisition of any ND Shares not tendered in the Exchange Offer.

8.3.2	Transaction Support Agreement with ART Sellers

Concurrently with the execution and delivery of the Tether Support Agreement, Rumble entered into the ART Support Agreement, pursuant to which the ART Sellers and Apeiron agreed to sell, and Rumble agreed to purchase, all of the ND Shares owned by the ART Sellers as of immediately prior to the closing of the Exchange Offer (including 744,150 ND Shares owned by the ART Sellers as of the date of the Business Combination Agreement). While the ART Support Agreement contains substantially similar terms to the Tether Support Agreement, there are certain material differences between these two transaction support agreements, including without limitation those differences as described below.

Unlike the Tether Support Agreement, the consideration payable under the ART Support Agreement consists solely of new Rumble Class A Common Shares equal to the Offer Exchange Ratio without a pre-funded warrant, and the ART Sellers are not subject to any obligation to purchase additional ND Shares or to fund additional ND Shares acquisitions. The ART Support Agreement does not contain interim operating covenants, and the Purchaser Indemnitees thereunder are not required to first seek recovery under other transaction support agreements before invoking the indemnification provisions of the ART Support Agreement. Additionally, the ART Support Agreement contains a provision clarifying that nothing therein conflicts with Aroosh Thillainathan’s fiduciary duties in his capacity as a member of Northern Data’s management board, as well as non-compete and non-solicit provisions requiring the ART Sellers and their affiliates not to compete, directly or indirectly, with the business of Northern Data or any member of the ND Group, or actively solicit employees thereof, for a period of two years following the closing of the transactions contemplated by the ART Support Agreement, subject to certain exceptions.

8.3.3	Transaction Support Agreement with Apeiron

Concurrently with the execution and delivery of the Tether Support Agreement, Rumble entered into the Apeiron Support Agreement, pursuant to which Apeiron agreed to sell, and Rumble agreed to purchase, all of the ND Shares owned by Apeiron as of immediately prior to the closing of the Exchange Offer (including 2,246,399 ND Shares owned by Apeiron as of the date of the Business Combination Agreement). The Apeiron Support Agreement contains substantially similar terms to the Tether Support Agreement, including interim operating covenants (with Apeiron deemed to have consented to any matter to which Tether has consented), but differs in certain material respects: Apeiron is not subject to any obligation to purchase additional ND Shares or to fund the acquisition of any ND Shares not tendered in the Exchange Offer, and its indemnification obligations to Rumble are on a several basis with Tether, pro rata in proportion to the percentage of ND Shares sold by each relative to the aggregate number sold by both. The Apeiron Support Agreement also contains a “most favored nation” provision, pursuant to which Apeiron is entitled to the same or economically equivalent terms, rights, benefits or consideration offered to any ND Shareholder in the Exchange Offer or to Tether, unless such terms, rights, benefits or consideration are based on circumstances specific to Tether and are not relevant to Apeiron with respect to the transactions contemplated by the Apeiron Support Agreement.

8.3.4	Transaction Support Agreement between Tether and Northern Data

Concurrently with the execution and delivery of the Business Combination Agreement, Northern Data and Tether entered into a transaction support agreement (the “Northern Data Transaction Support Agreement”), pursuant to which, among other things, Tether agreed to provide financial support to Northern Data by means of (i) agreeing not to exercise its right to accelerate or terminate the loan agreement originally dated November 2, 2023 (the “Existing ND Loan”) due to certain existing financial covenant breaches until the earlier of (x) the closing of the Exchange Offer, (y) a public announcement by Rumble that it will not make any Exchange Offer or that the Exchange Offer will definitely not be completed, and (z) the termination of the Northern Data Transaction Support Agreement in accordance with its terms (in each case, a “Termination Event”), (ii) granting Northern Data the right to capitalize interest payable under the Existing ND Loan as from the relevant interest period ending on December 31, 2025 until and including the interest period during which a Termination Event occurs, and (iii) agreeing that Northern Data shall not be required to utilize any proceeds from the Peak Mining Purchase Agreement to repay the Existing ND Loan.

8.3.5	Registration Rights Agreement

As contemplated by the Tether Support Agreement, Rumble and Tether will amend and restate that certain registration rights agreement, dated February 7, 2025 (such amended and restated registration rights agreement, the “A&R Registration Rights Agreement”), simultaneously with the Tether Closing. Pursuant to the A&R Registration Rights Agreement, among other things, Tether will be granted the right to register the resale of Rumble Class A Common Shares it owns or that may be issued to Tether in connection with the business combination, including those Rumble Class A Common Shares it receives pursuant to the Tether Support Agreement, the Rumble Equity Commitment Agreement (as defined below) or the Amended Northern Data Loan Agreements (as defined below).

8.3.6	Tether Customer Agreement

As contemplated by the Tether Support Agreement, Rumble and Tether will enter into a customer agreement (the “Tether Customer Agreement”) simultaneously with the Tether Closing. Pursuant to the Tether Customer Agreement, subject to the terms and conditions therein, Tether will commit to purchasing certain GPU services from Rumble after the closing of the Exchange Offer in an amount of up to USD 75 million per year over a two-year initial term. The Tether Customer Agreement also provides for certain Rumble data to be provided to Tether for the purpose of training artificial intelligence models for the duration of the Tether Customer Agreement.

8.3.7	Transaction Agreement Amendment

As contemplated by the Tether Support Agreement, Rumble and Tether will enter into an amendment to that certain transaction agreement, dated December 20, 2024 (the “Transaction Agreement Amendment”), simultaneously with the Tether Closing. The Transaction Agreement Amendment, among other things, will specify that the Rumble Class A Common Shares held by Tether are subject to certain of the covenants in the transaction agreement, including Tether’s agreement to vote, a standstill and restrictions on transfers of shares.

8.3.8	Equity Commitment Agreements

Concurrently with the execution of the Business Combination Agreement, Rumble, Tether and Northern Data entered into an equity commitment agreement (the “Northern Data Equity Commitment Agreement”), pursuant to which, subject to the terms and conditions therein, Tether agreed to provide an equity financing commitment to fund up to USD 200 million of certain taxes of Northern Data and its subsidiaries to the extent due and owing or otherwise required to be accrued as a liability at or prior to the closing of the Exchange Offer. Rumble and Tether also entered into an equity financing commitment agreement (the “Rumble Equity Commitment Agreement” and, together with the Northern Data Equity Commitment Agreement, the “Equity Commitment Agreements”), pursuant to which, subject to the terms and conditions therein, Tether agreed to provide an equity financing commitment to fund up to USD 200 million (less any amounts previously funded under the Northern Data Equity Commitment Agreement) of certain taxes of Northern Data and its subsidiaries to the extent due and owing or otherwise required to be accrued as a liability at or after the closing of the Exchange Offer for up to 18 months after the closing of the Exchange Offer. To the extent that the issuance of Rumble Class A Common Shares to Tether as the consideration under the Rumble Equity Commitment Agreement would result in Tether and its affiliates exceeding the Voting Limitation, Rumble shall instead deliver to Tether a Pre-Funded Warrant exercisable on a cashless basis into such number of Rumble Class A Common Shares so that the Rumble Class A Common Shares to be owned by Tether and its affiliates following the issuances under the Rumble Equity Commitment Agreement will not exceed the Voting Limitation. Rumble may also elect, under the terms of the Rumble Equity Commitment, to require Tether to fund any such tax liabilities in the form of an additional loan under the Tether/Rumble Loan (as defined below), in lieu of issuing Rumble Class A Common Shares or a Pre-Funded Warrant.

The existence of the Equity Commitment Agreements does not, however, eliminate the economic burden of the underlying tax liabilities for remaining ND Shareholders. To the extent that any amounts funded thereunder constitute a liability of Northern Data, such liability must be repaid before any dividends are distributed to ND shareholders, meaning that ND Shareholders who do not tender their ND Shares in the Exchange Offer will bear the economic cost of any such tax liabilities through reduced or deferred returns on their investment.

8.3.9	Tether Marketing Agreement

Concurrently with the execution of the Business Combination Agreement, Rumble and Tether entered into an advertising and marketing services agreement (the “Tether Marketing Agreement”), pursuant to which, subject to the terms and conditions therein, Tether agreed to purchase certain advertising and marketing services from Rumble in an amount of up to USD 50 million per year over an initial two-year term that began on February 15, 2026.

8.3.10	Sale and Transfer and Amendment and Restatement Agreement and other related Amended Northern Data Loan Agreements

Concurrently with the execution of the Business Combination Agreement, Rumble entered into a sale and transfer and amendment and restatement agreement with Northern Data and Tether (the “Sale and Transfer and Amendment and Restatement Agreement”), under which the receivable under Northern Data’s unsecured floating rate loan (which, as of the date of the Prospectus, remains outstanding in full as an intra-group loan), made under the Existing ND Loan, will be transferred upon the closing of the Exchange Offer from Tether to a newly incorporated Irish subsidiary of Rumble, Rumble ND HoldCo, that will hold the ND Shares acquired through the Exchange Offer and concurrently be amended pursuant to the Shareholder Loan Amendment Agreement in the form attached to the Sale and Transfer and Amendment and Restatement Agreement. As consideration for the transfer of the receivable under the Existing ND Loan, Rumble ND HoldCo will (i) exchange 50% of the value of the Existing ND Loan for the number of Rumble Class A Common Shares equal to such share of the Existing ND Loan divided by USD 7.88 (subject to adjustment for any stock split, reverse stock split or stock dividend) (as converted to euros using the exchange rate as promulgated by the European Central Bank on the last trading day prior to the applicable exchange date) and (ii) enter into a new loan agreement with Tether as lender equal in value to the remaining 50% of the Existing ND Loan (the “Tether/Rumble Loan”). The Sale and Transfer and Amendment and Restatement Agreement, together with the Existing ND Loan (as amended by the Shareholder Loan Amendment Agreement) and the Tether/Rumble Loan, are collectively referred to as the “Amended Northern Data Loan Agreements.” Northern Data’s obligation to repay the Existing ND Loan will remain unchanged, with the Existing ND Loan continuing to be outstanding between Northern Data and Rumble ND HoldCo following the closing of the Exchange Offer.

To the extent legally permissible and subject to the agreed security principles set forth in the Tether/Rumble Loan, the Tether/Rumble Loan requires that (i) any ND Shares acquired by Rumble and any equity interests in any entity directly or indirectly holding shares in Northern Data from time to time be pledged to Tether within 30 days of the date of the Tether/Rumble Loan; and (ii) each member in the borrower group provide customary corporate guarantees and security over their assets to Tether within 30 days following the consummation of the Exchange Offer and if applicable, the subsequent squeeze out in Northern Data. Other than such security interests, the Tether/Rumble Loan will be on substantially the same terms as the Existing ND Loan and will benefit from security over (i) the ND Shares acquired by Rumble and (ii) the shares and assets of Northern Data’s subsidiaries located in Germany, Ireland, the Netherlands, Norway, Sweden, the United Kingdom and the United States. On the date falling one year after the closing of the Exchange Offer (the “Exchange Option Date”), Tether will have the option to exchange all (but not less than all) of the outstanding amount under the Tether/Rumble Loan as at the Exchange Option Date into the number of Rumble Class A Common Shares equal to the outstanding amount under the Tether/Rumble Loan divided by the greater of (i) the ten-day VWAP and (ii) USD 7.88 (subject to adjustment for any stock split, reverse stock split or stock dividend) (in each case, as converted to euros using the exchange rate as promulgated by the European Central Bank on the last trading day prior to the Exchange Option Date). To the extent that the issuance of Rumble Class A Common Shares to Tether as the consideration under the Sale and Transfer and Amendment and Restatement Agreement or upon exchange of the outstanding amount under the Tether/Rumble Loan would result in Tether and its affiliates exceeding the Voting Limitation, Rumble shall instead deliver to Tether one or more Pre-Funded Warrants exercisable on a cashless basis into such number of Rumble Class A Common Shares so that the Rumble Class A Common Shares to be owned by Tether and its affiliates following the issuances under the Sale and Transfer and Amendment and Restatement Agreement and the Tether/Rumble Loan will not exceed the Voting Limitation.

The Apeiron Support Agreement, the ART Support Agreement, the Tether Support Agreement and the Transaction Agreement Amendment (collectively, the “Transaction Support Agreements”), together with the Northern Data Transaction Support Agreement, the Equity Commitment Agreements, the Amended Northern Data Loan Agreements, the Registration Rights Agreement, the Tether Customer Agreement and the Tether Marketing Agreement (the latter two, collectively, the “Tether Rumble Commercial Agreements”), are the material agreements entered into in connection with the Transaction.

9.	Intentions of the Bidder and Rumble

The intentions of the Bidder described below are the shared intentions of the Bidder and Rumble at the time of publication of this Offer Document.

9.1	Future business activities, assets, and future obligations of Northern Data

The Bidder and Rumble intend to support Northern Data and in particular its management in pursuing the economic and strategic objectives of Northern Data.

The Bidder and Rumble intend to increase the efficiency of Northern Data’s operations and capital structure and to pursue organic and inorganic growth opportunities. The Bidder and Rumble plan to discuss and review potential M&A targets to accelerate Northern Data’s inorganic growth, which could include expansion into new markets (geographical or product-related) and/or consolidation of existing markets.

The Bidder and Rumble assume that Northern Data’s risk profile will change in line with the intended growth strategy.

9.2	Registered office of Northern Data, location of essential parts of the business operations or corporate name

The Bidder and Rumble have no immediate plans to relocate the registered office or the administrative headquarters of Northern Data from Frankfurt am Main, Germany to another location. The Bidder and Rumble have no immediate plans to make any changes with respect to the location of significant parts of the business operations. The Bidder and Rumble have no immediate plans to change the company name of Northern Data.

9.3	Employees, employee representative bodies and terms of employment

The Bidder and Rumble acknowledge that ND Group’s skilled and dedicated workforce and its high competence and strong commitment are the foundation for the future success of ND Group. The Bidder and Rumble intend to engage in a constructive dialogue with all of ND Group’s employees and to support ND Group in pursuing a successful transition after the closing of the Exchange Offer, maintaining and developing an attractive and competitive framework to retain an excellent global employee base and to continue efforts to attract and develop talent.

The Bidder and Rumble undertake that after the closing of the Exchange Offer, the Bidder and Rumble will seek to: maintain employment conditions of ND Group in the ordinary course of business materially consistent with past practice; not to cause ND Group to take, or initiate, any action aimed at the amendment or termination of existing shop agreements (Betriebsvereinbarungen), collective bargaining agreements (Tarifverträge) or similar agreements, in particular relating to work conditions of ND Group employees; respect the rights of the employees of ND Group under applicable laws, regulations, arrangements and agreements; maintain for calendar years 2025 and 2026 the existing performance evaluation system of ND Group, with current ND Group management remaining solely responsible for the individual performance evaluations for 2025, and members of current ND Group management remaining involved in the individual performance evaluations for 2026; not to terminate current ND Group employees prior to December 31, 2026 without consultation with the current ND Group management; and not to cause any member of ND Group to initiate any action aimed at a change of the employer’s collective bargaining jurisdiction (Tarifzuständigkeit auf Arbeitgeberseite).

9.4	Management Board and Supervisory Board of Northern Data

The Bidder and Rumble intend to constructively cooperate with Northern Data’s Management Board and the extended management team following the closing of the business combination. In furtherance of the foregoing, absent a squeeze out, Rumble and Northern Data in the Business Combination Agreement agreed that Northern Data’s Management Board shall continue to manage Northern Data independently and exclusively in their own responsibility pursuant to and within the framework of the applicable German law.

Rumble and Northern Data agreed further in the Business Combination Agreement, that Northern Data’s Supervisory Board shall, absent a squeeze out, continue to consist of three members. Rumble intends to be represented in Northern Data’s Supervisory Board initially in a manner appropriately reflecting its shareholding following the closing of the business combination.

9.5	Dividend Policy of Northern Data

Following the Closing, it is currently expected that Northern Data intends to retain all available funds and any future earnings to support its operations and to finance the growth and development of its business, and there are no plans to declare the payment of dividends in the foreseeable future.

Any determination to pay dividends will be made in accordance with applicable laws, and will depend upon, among other factors, its results of operations, financial condition, contractual restrictions and capital requirements. Northern Data’s future ability to pay dividends may be limited by the terms of any existing and future debt or preferred securities. ND Shareholders should note that Northern Data will become an indirect subsidiary of Rumble following the business combination. Rumble is not expected to pay dividends for the foreseeable future because Rumble intends to reinvest available capital into growth opportunities, including the continued development of Northern Data’s data center infrastructure and the expansion of Rumble’s cloud services business. Any future dividends from Rumble, if declared, would be at the discretion of Rumble’s board of directors and subject to applicable legal requirements and financial considerations.

9.6	Post-Completion Reorganization (Strukturmaßnahmen)

9.6.1	Delisting

The inclusion of ND Shares in the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) (including via the Xetra trading platform), the Munich Stock Exchange (Börse München), the Berlin Stock Exchange (Börse Berlin), the Düsseldorf Stock Exchange (Börse Düsseldorf), the Hamburg Stock Exchange (Börse Hamburg), the Hanover Stock Exchange (Börse Hannover) and Tradegate Exchange, and, if applicable, any other stock exchange or trading venue, after the closing of the Exchange Offer will no longer be in the interest of Northern Data. As of the date of this Offer Document, the Bidder and Rumble intend, following completion of the Exchange Offer, to seek the termination of the inclusion of the ND Shares in trading on the aforementioned trading venues, in each case to the extent possible. Northern Data, subject to the fiduciary duties of its Management Board and Supervisory Board, has agreed in the Business Combination Agreement to assist in the Delisting of the ND Shares by taking all steps reasonably necessary to achieve such Delisting as soon as reasonably practicable upon the Bidder’s request. As of the date of this Offer Document, the Bidder and Rumble intend to support, after completion of the Exchange Offer, the management board of Northern Data in taking all steps reasonably necessary to terminate the inclusion of the ND Shares in trading on the aforementioned trading venues, in each case to the extent possible. A separate delisting offer will not be required. Under German law, the obligation to make a delisting acquisition offer pursuant to section 39 para. 2 to 6 of the German Stock Exchange Act (Börsengesetz) applies only to the revocation of an admission to trading on a regulated market (regulierter Markt) or, in conjunction with section 48a para. 1b of the German Stock Exchange Act (Börsengesetz), to the revocation of an inclusion in a SME growth market (KMU-Wachstumsmarkt). Since the ND Shares are included in the Regulated Unofficial Market (Freiverkehr) of the aforementioned trading venues and, therefore, neither admitted to trading on a regulated market (regulierter Markt) nor included in a SME growth market (KMU-Wachstumsmarkt), the termination of their inclusion does not trigger a delisting acquisition offer requirement.

Prior to the time of delivery of the Rumble Class A Common Shares in connection with the closing of the Exchange Offer, Rumble will ensure that the Rumble Class A Common Shares are admitted to listing and trading on the Nasdaq (trading in U.S. dollars).

The Rumble Class A Common Shares have been included to trading on the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous inclusion in the Quotation Board thereof upon application by a specialist and without any involvement of, or action by, Rumble. As the Offer Shares constitute additional Rumble Class A Common Shares, they will, upon issuance and listing on Nasdaq, be included to trading on the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous inclusion in the Quotation Board thereof. Rumble does not currently intend to cause or procure the termination of the inclusion of the Rumble Class A Common Shares on the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange.

9.6.2	Squeeze out

If the Bidder reaches the necessary thresholds after the settlement of the Exchange Offer, the Bidder will, subject to the terms and conditions of the Business Combination Agreement, consider commencing a squeeze out of the remaining ND Shareholders, or a squeeze out transaction. A squeeze out transaction (such right, the “Squeeze Out Right”) may be effected in the following way:

(a)	if at any time after the closing of the Exchange Offer, the Bidder directly holds ND Shares corresponding to 90% or more of Northern Data’s share capital pursuant to section 62 para. 5 of the Transformation Act (Umwandlungsgesetz), but less than 95% of Northern Data’s share capital pursuant to sections 327a para. 2, 16 para. 2, para. 4 of the German Stock Corporation Act (Aktiengesetz), the Bidder may, in its sole discretion, consider carrying out a squeeze out of minority ND Shareholders by merging Northern Data into the Bidder pursuant to section 62 of the Transformation Act (Umwandlungsgesetz) in conjunction with section 327a et seqq. German Stock Corporation Act (Aktiengesetz) (squeeze out under German transformation law (umwandlungsrechtlicher Squeeze out)); or

(b)	if at any time after the closing of the Exchange Offer, the Bidder directly holds ND Shares corresponding to 95% or more of Northern Data’s share capital pursuant to sections 327a para. 2, 16 para. 2, para. 4 German Stock Corporation Act (Aktiengesetz), the Bidder may, in its sole discretion, consider carrying out a squeeze out of minority shareholders pursuant to sections 327a et seqq. German Stock Corporation Act (Aktiengesetz) (squeeze out under German stock corporation law (aktienrechtlicher Squeeze out)).

In the Business Combination Agreement, Northern Data agreed to, subject to the fiduciary duties of its Management Board and Supervisory Board, assist in any squeeze out in accordance with the terms and conditions of the Business Combination Agreement by taking all steps reasonably necessary for achieving such squeeze out as soon as possible upon the Bidder’s request.

9.6.3	Domination and/or profit and loss transfer agreement

In the Business Combination Agreement, Rumble undertook to not enter into a domination and profit and loss transfer agreement (the “DPLTA”) for a period of at least three (3) years after the closing of the Exchange Offer.

9.6.4	Corporate Reorganization within Rumble Group

Rumble reserves the right to carry out a corporate reorganization after settlement of the Exchange Offer, after which Rumble itself or any of its direct or indirect subsidiaries, rather than the Bidder, will hold the Tendered ND Shares, making Northern Data a direct or indirect subsidiary of Rumble, as set out below.

In this case, Rumble or any of its direct or indirect subsidiaries will carry out the squeeze out, and all descriptions in section “9.6.2 Squeeze out” refer to Rumble and not to the Bidder. In addition, Rumble reserves the right to undertake certain internal restructuring measures to simplify and to achieve a more efficient corporate structure of Northern Data and its subsidiaries following the settlement of the Exchange Offer.

10.	Explanation of the Adequacy of the Offer Exchange Ratio

10.1	No Statutory Minimum Offer Consideration

Statutory law does not prescribe a minimum consideration for the determination of the consideration for the Exchange Offer.

10.2	Economic adequacy of the Offer Exchange Ratio

10.2.1	Fairness Opinions

In connection with the evaluation of the Business Combination, both Rumble and Northern Data obtained fairness opinions from their respective financial advisors.

Rumble retained Guggenheim Securities, LLC (“Guggenheim Securities”) as its financial advisor in connection with the Business Combination. Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the enterprise AI sector. At meeting of the Rumble Board on November 9, 2025, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Rumble Board to the effect that, as of November 9, 2025, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Exchange Ratio was fair, from a financial point of view, to Rumble. The full text of Guggenheim Securities’ written opinion is attached to the registration statement on Form S-4, which Rumble filed with the SEC, as Annex N.

10.2.2	Support by key ND Shareholders and management

The adequacy and attractiveness of the Offer Exchange Ratio is further evidenced by the support of key ND shareholders and Northern Data’s management. Tether, Apeiron and the ART Sellers (including Aroosh Thillainathan, a member of the Management Board of Northern Data), who collectively hold approximately 72% of the share capital of Northern Data as of April 6, 2026, have each entered into Transaction Support Agreements with Rumble pursuant to which they have agreed to sell all of their ND Shares at the Offer Exchange Ratio (see section “8.1 Rumble’s Reasons for the Exchange Offer”).

10.2.3	No other valuation methods

No valuation methods have been employed other than those shown in this Offer Document.

11.	Official Approvals and Proceedings

The Business Combination is subject to review and approval by government authorities and other regulatory agencies or authorities, including in jurisdictions outside the United States and Germany. Rumble and Northern Data filed notifications and applications that they determined were necessary under the applicable laws, rules and regulations of the respective authorities, agencies and jurisdictions identified in the Business Combination Agreement and have undertaken to file all post-closing notifications that they determine are necessary as soon as possible after closing has taken place. As of the date of this Offer Document, all outstanding regulatory approvals have been received for all jurisdictions, except for the merger control clearance filing with the Competition Regulation Committee of the United Arab Emirates Ministry of Economy pursuant to the Federal Law 36 of 2023 on the Regulation of Competition (the “UAE Filing”). The following subsections describe the regulatory proceedings conducted in connection with the Transaction, including those that have already been completed.

Rumble’s and Northern Data’s obligation to complete the Business Combination is conditioned upon the clearance or lapse of applicable waiting periods by the competent merger control authorities in the United Arab Emirates.

11.1	Merger control approvals

The requisite Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 were filed with the U.S. Federal Trade Commission and the U.S. Department of Justice on December 19, 2025, and the parties were granted early termination of the waiting period on January 16, 2026.

Under the United Arab Emirates Federal Law 36 of 2023 on the Regulation of Competition, and the relevant implementing regulations, the Business Combination may not be completed until a notification has been filed with the Committee of the UAE MoE and the transaction approved by the UAE MoE. Once a notification has been filed with the Committee, the Committee may request additional information before considering the notification complete. Once the notification is deemed complete by the Committee, the UAE MoE has 90 calendar days, extendable by 45 calendar days, to issue its final decision. The review period may be suspended if (i) the Committee requests further information from the parties until they provide a complete response to the request, (ii) the Committee requests a technical opinion from another governmental body as part of its review; or (iii) the Committee receives an objection from an interested party. The UAE MoE may (i) approve the transaction, (ii) approve the transaction subject to commitments from the parties or (iii) prohibit the transaction. In the absence of a decision from the UAE MoE within the legal review period, the transaction is deemed prohibited.

Rumble has submitted a notification to the Committee on January 27, 2026. The Committee formally accepted the notification on February 20, 2026. As the review process is still ongoing as of the date of this Offer Document, Rumble cannot assess at the current time when the proceedings will be concluded.

11.2	Foreign investment control clearances

The Bidder has received the investment control clearances or equivalent regulatory approvals in all jurisdictions. The German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie) granted a certificate of non-objection on December 19, 2025. The Swedish Inspectorate of Strategic Products (Inspektionen för strategiska produkter) approved the transaction on February 16, 2026. The UK Investment Security Unit approved the transaction pursuant to the National Security and Investment Act 2021 on February 25, 2026.

11.3	Publication of this Offer Document

The Offer Document was published on April 13, 2026.

12.	Offer Conditions

The Exchange Offer and the agreements that come into existence with the ND Shareholders as a result of its acceptance will be closed only if the conditions set forth in section “12.2 Outstanding Offer Conditions” below (the “Offer Conditions”) have (i) been satisfied within the relevant time periods specified below or (ii) been validly waived in advance by Rumble by one Banking Day prior to the expiration of the Offer Period.

12.1	Satisfied Offer Conditions

The following Offer Conditions have already been satisfied as of the date of publication of this Offer Document. Accordingly, the satisfaction of these conditions is not outstanding and does not constitute a condition to the consummation of the Exchange Offer.

All required merger control approvals have been obtained or the applicable statutory waiting periods have lapsed in all relevant jurisdictions, with the exception of the UAE Filing .

The Bidder has received all required investment control clearances and equivalent regulatory approvals, including from the German Federal Ministry for Economic Affairs and Energy, the Swedish Inspectorate of Strategic Products, and the UK Investment Security Unit.

In accordance with the Business Combination Agreement, access to the law firm report has been provided and the related condition has been satisfied as of the date of this Offer Document.

The closing of the Exchange Offer and the agreements that are entered into as a result of the acceptance of the Exchange Offer are still subject to the following Offer Conditions.

12.2	Outstanding Offer Conditions

The closing of the Exchange Offer and the agreements that are entered into as a result of the acceptance of the Exchange Offer are still subject to the following Offer Conditions.

12.2.1	Merger control approvals

As of the date of this Offer Document, only the UAE Filing is outstanding. The required UAE Filing must be obtained or the applicable statutory waiting period must have lapsed on or before December 31, 2026 (the “End Date”).

12.2.2	No insolvency event

Between the publication of the Offer Document and the expiration of the Offer Period, Northern Data has not published an ad hoc announcement pursuant to Art. 17 MAR, and no circumstances have occurred that would have had to be published by Northern Data pursuant to Art. 17 MAR, or where Northern Data decided to delay the publication pursuant to Art. 17 MAR that,

(a)	insolvency proceedings under German law have been opened in respect of the assets of Northern Data;

(b)	the Management Board of Northern Data has applied for such proceedings to be opened; and/or

(c)	there are grounds that would require an application for the opening of such proceedings (each of (a) through (c) a “Target Insolvency”).

12.2.3	No material compliance violation

Between the publication of the Offer Document and the expiration of the Offer Period, no criminal or administrative offense (Ordnungswidrigkeit) (including any concrete reason of suspicion) by Northern Data or a member of ND Group, a member of a corporate body of Northern Data or a member of ND Group, while any such person was operating in their official capacity at, or on behalf of, Northern Data or a member of ND Group, under any applicable administrative or criminal laws in the United States, Germany or any other jurisdiction whose laws apply to operations of Northern Data or the relevant member of ND Group relating to bribery offenses and corruption or to any violation of any export sanctions administered or enforced by the United Nations Security Council, the European Union, has occurred or becomes known, in each case if any such occurrence constitutes or would constitute inside information for Northern Data pursuant to Art. 7 MAR or constituted such inside information prior to its publication (each a “Material Compliance Violation”).

12.2.4	Corporate measures

Between the publication of the Offer Document and the expiration of the Offer Period, none of the following events have occurred (each of them being an independent Offer Condition):

●	Northern Data’s general meeting (Hauptversammlung) has passed a resolution approving the following:

o	a capital increase pursuant to sections 182 et seqq., 192 et seqq. or 202 et seqq. of the German Stock Corporation Act (Aktiengesetz – AktG) (including a capital increase from capital reserves pursuant to sections 207 et seqq. AktG);

o	a split of the ND Shares, a consolidation of ND Shares, or any alteration of the rights pertaining to the ND Shares or of the class of the ND Shares; or

o	the conclusion of an enterprise agreement (Unternehmensvertrag) within the meaning of sections 291 and 292 AktG (with the exception of enterprise agreements (Unternehmensverträge) between Northern Data as the controlling company and any of its wholly-owned subsidiaries as controlled companies);

●	an issuance of new ND Shares and/or an increase (including a capital increase from company funds) or reduction of the share capital of Northern Data have occurred; or

●	Northern Data has publicly announced that its Management Board and Supervisory Board have passed a resolution to issue rights or instruments (including those pursuant to section 221 AktG) granting the option to subscribe for ND Shares or that such rights or instruments have been issued by Northern Data.

The Bidder notes that Northern Data currently expects to hold its annual general meeting for the current financial year on August 25, 2026, and thus in any case after the expiry of the Additional Acceptance Period and, based on the Bidder’s and Rumble’s expectations with respect to the satisfaction of the Offer Conditions as set out in section 12 of this Offer Document, also after the closing of the Exchange Offer.

12.2.5	BaFin approval

The approval (Billigungsbescheid) of the Prospectus has not been revoked by BaFin as of the closing of the Exchange Offer.

12.2.6	Closing of the Tether Support Agreement, the ART Support Agreement and the Apeiron Support Agreement

The Transaction Support Agreements shall not have been terminated and the closing of the transactions contemplated thereunder shall have occurred prior to the closing of the Exchange Offer.

12.2.7	Execution of Shareholder Loan Amendment Agreement

The Shareholder Loan Amendment Agreement has been duly executed by Northern Data and Tether prior to the closing of the Exchange Offer.

12.2.8	Fulfillment of requirements under U.S. law

(i) The Registration Statement regarding the Offer Shares (a) has been declared effective by the SEC prior to the expiration of the Acceptance Period, and (b) is not subject to any stop order by the SEC pursuant to section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order at the time of closing of the Exchange Offer, (ii) at least 20 calendar days have passed since the information statement included within the Registration Statement was sent or given to the stockholders in compliance with Rule 14c-2 of the Exchange Act, and the closing shall be permitted by Rule 14c-2 of the Exchange Act, and, (iii) the Offer Shares have been authorized for listing on the Nasdaq, subject to official notice of issuance.

12.2.9	No other negative events

No order, decree, temporary restraining order, preliminary or permanent injunction or other order, nor any law enacted, entered, promulgated, enforced or issued by any competent governmental authority, is in effect at the closing of the Exchange Offer which would prohibit or make illegal the closing of the Exchange Offer.

12.3	Waiver of Offer Conditions

Rumble reserves the right to waive, in whole or in part, one, several, or all of the remaining Offer Conditions except those set out in sections “12.2.1 Merger control approvals”, “12.2.5 BaFin approval”, “12.2.6 Closing of the Tether Support Agreement, the ART Support Agreement and the Apeiron Support Agreement”, “12.2.7 Execution of Shareholder Loan Amendment Agreement”, “12.2.8 Fulfillment of requirements under U.S. law” and “12.2.9 No other negative events”. For the avoidance of doubt, a waiver of the remaining Offer Conditions (i.e. the Offer Conditions set out in sections “12.2.2 No insolvency event”, “12.2.3 No material compliance violation” and “12.2.4 Corporate measures”, together the “Waivable Offer Conditions”), is only possible before the respective Offer Condition has ultimately lapsed and therefore, only one Banking Day prior to the end of the Offer Period. In the event Rumble waives, in whole or in part, a Waivable Offer Condition within the last 5 Banking Days before the expiration of the Acceptance Period, the Acceptance Period will be extended by 5 Banking Days. The waiver is equivalent to the fulfilment of the relevant Offer Condition. In the case of a partial waiver, the respective Offer Condition shall be deemed to have been fulfilled only to the extent of such partial waiver. ND Shareholders who accept the Exchange Offer expressly declare with their acceptance that they are bound by their acceptance declaration even in the event of a waiver of one or more Offer Conditions and that they have no right of withdrawal in this case.

12.4	Non-fulfillment of the Offer Conditions

If any of the Offer Conditions set forth in section “12.2 Outstanding Offer Conditions” is not fulfilled by the end of the periods specified in section “12.2 Outstanding Offer Conditions”, or, with respect to the Waivable Offer Conditions only, Rumble has not effectively waived, in whole or in part, the Waivable Offer Conditions by the end of the Banking Day prior to the expiry of the Offer Period and prior to the failure of the respective Offer Condition, the Exchange Offer will not be completed. In this case, the agreements concluded subject to the condition precedent of acceptance of the Exchange Offer will not be executed and will lapse; delivered shares will be returned. Accordingly, the Central Settlement Agent shall immediately, at the latest within five Banking Days after notification of the expiry of the Exchange Offer, arrange for the Tendered ND Shares to be reversed back to ISIN DE000A0SMU87 (as defined in section “13.2 Declaration of Acceptance and Rebooking”). The reversal shall be free of costs and fees charged by the Custodian Banks, subject to the restrictions set out in section “15 Reversal of the Exchange Offer in the Event of Definitive Failure to Fulfill the Offer Conditions”.

12.5	Publications on Offer Conditions

Rumble will immediately announce on its website at www.rumble-offer.com if (i) Rumble has effectively waived, in whole or in part, an Offer Condition in advance, (ii) all Offer Conditions that Rumble has not effectively waived in advance have been fulfilled, or (iii) the Exchange Offer will not be completed.

13.	Acceptance and Settlement of the Offer With Regard to ND Shares

13.1	Central Settlement Agent

Rumble has appointed Cantor Fitzgerald Europe, 5 Churchill Place, Canary Wharf, London E14 5HU United Kingdom (the “Central Settlement Agent”) to handle the technical execution of the Exchange Offer and the receipt and transfer of the Offer Shares.

13.2	Declaration of Acceptance and Rebooking

Note: ND Shareholders which wish to accept the Exchange Offer should contact their custodian bank or other custodian investment services enterprise that has its registered office or a branch in Germany regarding any questions they may have about accepting the Exchange Offer and the technical aspects of the settlement thereof. These custodian banks and other custodian investment services enterprises have been separately informed about the modalities for the acceptance and settlement of the Exchange Offer and are expected to inform customers holding ND Shares in their securities deposit accounts about the Exchange Offer and the steps required to accept it.

ND Shareholders can only accept the Exchange Offer (i) by declaring their acceptance of the Exchange Offer to their Custodian Bank in the form provided for instructions by the respective custodian securities services company (the “Custodian Bank”) (the “Declaration of Acceptance”) and (ii) by instructing their respective Custodian Banks to book the ND Shares held in their securities deposit accounts for which they wish to accept the Exchange Offer (together with the ND Shares tendered for exchange within the Additional Acceptance Period, the “Tendered ND Shares”) under the ISIN DE000A41YEL8 at Clearstream.

The date of receipt of the Declaration of Acceptance by the respective Custodian Banks shall be decisive for compliance with the Acceptance Period. Declarations of Acceptance that are not received by the respective Custodian Banks within the Acceptance Period or that are completed incorrectly or incompletely shall not be deemed to constitute acceptance of the Exchange Offer and shall not entitle the respective ND Shareholders to receive the Offer Consideration. Neither Rumble nor persons acting in concert with them or their subsidiaries or the Central Settlement Agent are obliged to inform the ND Shareholders concerned of any defects or errors in the Declaration of Acceptance, nor do they assume any liability if such notification is not provided.

13.3	Further declarations of the ND Shareholders upon acceptance of the Exchange Offer

By submitting the Declaration of Acceptance,

●	the respective ND Shareholders accept the Exchange Offer for all ND Shares held in their securities deposit accounts at the time of the Declaration of Acceptance in accordance with the provisions of the Offer Document, unless a different number has been expressly specified in the Declaration of Acceptance;

●	the respective ND Shareholders instruct their respective Custodian Banks and authorize them to book the ND Shares specified in the Declaration of Acceptance under the ISIN DE000A41YEL8 at Clearstream, but to leave them in their securities deposit accounts for the time being;

●	the respective ND Shareholders instruct their respective Custodian Banks and authorize them in turn to instruct and authorize Clearstream to transfer the Tendered ND Shares remaining in the securities deposit accounts of the Custodian Banks to the securities deposit account at Clearstream of a technical settlement agent appointed by the Central Settlement Agent after the expiry of the Additional Acceptance Period;

●	the respective ND Shareholders transfer – subject to the fulfillment of the Offer Conditions and the expiry of the Additional Acceptance Period, unless and to the extent that Rumble has effectively waived, in whole or in part, one or more Offer Conditions – the ownership of the Tendered ND Shares, including all rights attached to the Tendered ND Shares at the time of the transfer, in particular full dividend rights, to the securities deposit account of the Bidder with effect from the date of the settlement of the Exchange Offer, provided that these Tendered ND Shares are held and transferred exclusively by the Central Settlement Agent in return for the Offer Consideration per Tendered ND Share;

●	the respective ND Shareholders irrevocably instruct and authorize the Central Settlement Agent to receive and to transfer 2.0281 Offer Shares in exchange for the contribution of one (1) Tendered ND Share as a contribution in kind in the name and on behalf of the respective ND Shareholders as their representative, whereby it is assumed that the Central Settlement Agent acts in the name and on behalf of all shareholders who are shown in the Clearstream system (on an aggregated basis only) as ND Shareholders tendering their ND Shares (without access to and without disclosure of the identity of the respective individual ND Shareholders);

●	the respective ND Shareholders irrevocably instruct and authorize the Central Settlement Agent to contribute the Tendered ND Shares as a contribution in kind in exchange for 2.0281 Offer Shares per Tendered ND Share on behalf of and for the securities deposit accounts of the respective ND Shareholders as their representative and to accept the Offer Consideration; the Central Settlement Agent will, for its part, pass on the Offer Consideration through the technical settlement agent to Clearstream, and the respective Custodian Banks will credit the Offer Shares attributable to the Tendered ND Shares (subject to the rules on fractional shares) to the securities deposit accounts of the respective former ND Shareholders at the respective Custodian Banks;

●	the respective ND Shareholders instruct their respective Custodian Banks and authorize them to bundle and sell their fractional shares (together with other fractional shares in the form of whole Offer Shares) and, if necessary, transfer any remaining fractional shares through the securities deposit account at Clearstream of the technical settlement agent to the Central Settlement Agent’s securities deposit account for the purpose of bundling them with any fractional shares held at other Custodian Banks and selling these fractional shares;

●	the respective ND Shareholders instruct and authorize the Central Settlement Agent to sell the remaining fractional shares (together with other fractional shares in the form of whole Offer Shares) that are transferred from their respective Custodian Banks and/or Clearstream through the securities deposit account at Clearstream of the technical settlement agent to the Central Settlement Agent’s securities deposit account;

●	the respective ND Shareholders agree and accept that the proceeds credited to them for their fractional shares will be determined on the basis of the average proceeds per Offer Share achieved by the respective Custodian Banks and/or the Central Settlement Agent by selling the whole Offer Shares representing such fractional shares on behalf of the respective ND Shareholders, and that these average proceeds may vary between Custodian Banks;

●	the respective ND Shareholders instruct their respective Custodian Bank and authorize it to credit the proceeds from the sale of the fractional shares to which they are entitled to their securities deposit accounts specified in the Declaration of Acceptance;

●	the respective ND Shareholders instruct their respective Custodian Banks and the Central Settlement Agent and authorize them, with exemption from the prohibition on self-contracting pursuant to section 181 of the German Civil Code (BGB), to take all necessary or appropriate actions to settle this Exchange Offer and to issue and accept declarations, in particular to achieve the transfer of ownership of the Tendered ND Shares to the Bidder; in particular, the respective ND Shareholders instruct the Central Settlement Agent and authorize it, with exemption from the prohibition on self-contracting pursuant to section 181 of the German Civil Code (BGB), to make all declarations in the name and on behalf of the respective ND Shareholders as their representative that are necessary in connection with the authorizations described above;

●	the respective ND Shareholders instruct their respective Custodian Banks and authorize them to instruct and authorize Clearstream, either directly or via the respective Custodian Banks, to provide the information necessary for the announcement of the acquisition of the Tendered ND Shares, in particular the number of Tendered ND Shares booked under the ISIN DE000A41YEL8 at Clearstream in the securities deposit accounts of the respective Custodian Banks, to the technical settlement agent and the Central Settlement Agent on each Banking Day during the Offer Period;

●	the respective ND Shareholders each declare that they are the sole owner of the Tendered ND Shares at the time of transfer, the ND Shares are not subject to any restrictions on disposal, and are free of any third-party rights and claims; and

●	the respective ND Shareholders instruct their respective Custodian Banks and authorize them to forward the Declaration of Acceptance.

The declarations, instructions, orders, and powers of attorney described in the preceding paragraphs are irrevocably submitted and granted in the interest of a smooth and expeditious settlement of the Exchange Offer. They shall only expire in the event of an effective withdrawal from the agreements concluded by accepting this Exchange Offer or in the event of a final failure of any of the Offer Conditions described in section “12.2 Outstanding Offer Conditions” which neither Rumble has effectively waived, in whole or in part, within the Offer Period.

The Tendered ND Shares, which are transferred to the securities deposit account of the Bidder subject to the conditions described above, will initially remain in the securities deposit accounts of the respective ND Shareholders and will be booked under the ISIN DE000A41YEL8 at Clearstream for the purpose of the settlement of the Exchange Offer. Ownership of the Tendered ND Shares will be transferred to the Bidder on the date of the settlement of the Exchange Offer.

The Central Settlement Agent will arrange for all Offer Shares issued in the Exchange Offer to be transferred to Clearstream for onward delivery to the securities deposit accounts of the ND Shareholders accepting the Exchange Offer (or, in the event of a sale of the Tendered ND Shares, to the respective purchaser of the Tendered ND Shares). A total of 2.0281 Offer Shares will be exchanged for one (1) ND Share in order to provide the Offer Consideration to the former ND Shareholders who have accepted the Exchange Offer.

The Rumble Class A Common Shares have been included to trading on the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous inclusion in the Quotation Board thereof upon application by a specialist and without any involvement of, or action by, Rumble. As the Offer Shares constitute additional Rumble Class A Common Shares, they will, upon issuance and listing on Nasdaq, be included to trading on the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous inclusion in the Quotation Board thereof.

The Offer Shares will be transferred on the settlement date to the securities accounts maintained by the Custodian Banks at Clearstream.

If fractional Offer Shares arise as a result of the Offer Exchange Ratio, no shareholder rights can be asserted from this, so that rounding to full rights (so-called fractional share utilization) is necessary. Fractional Offer Shares will only be settled in cash. In this context, the respective Custodian Banks and, subsequently, if there are any remaining fractional Offer Shares, the Central Settlement Agent will combine the fractional Offer Shares attributable to the allocated Offer Shares into whole Offer Shares and sell them on the Frankfurt Stock Exchange, on Nasdaq or any other trading venue. The proceeds will then be paid to those ND Shareholders who tendered their respective ND Shares in accordance with the fractional Offer Shares attributable to them. As the market prices of the Offer Shares may fluctuate, the amount of money received by ND Shareholders who have tendered their ND Shares for the sale of fractional Offer Shares may differ from the amount calculated on the basis of the market price of an Offer Share at the time of settlement of the Exchange Offer. The Bidder, Rumble, the Central Settlement Agent, and the Custodian Banks do not guarantee that a specific price will be achieved through the sale of fractional Offer Shares.

The Bidder shall have fulfilled its obligation to provide the Offer Consideration once (i) the Offer Shares have been transferred to the securities accounts maintained by the Custodian Banks at Clearstream, and (ii) any payments in connection with the sale of fractional Offer Shares have been made. It is the responsibility of the Custodian Banks to credit the former ND Shareholders with the Offer Consideration for each Tendered ND Share and any proceeds from the sale of fractional Offer Shares.

The Custodian Banks will transfer all fractional Offer Shares (remaining after consolidation into whole Offer Shares and sale of these Offer Shares by the Custodian Banks) to the securities deposit account at Clearstream of the technical settlement agent appointed by the Central Settlement Agent. Following the sale of whole Offer Shares by the Custodian Banks, the Central Settlement Agent will sell these fractional Offer Shares for the benefit of the respective ND Shareholders. The proceeds from these sales will be credited to the securities deposit accounts of the respective ND Shareholders no later than 10 Banking Days after the Offer Shares have been booked into the securities deposit accounts of the former ND Shareholders and may vary between the Custodian Banks.

Assuming that the announcement of the results after the expiry of the Additional Acceptance Period takes place on June 4, 2026, all Offer Conditions are satisfied at that time, or Rumble has effectively waived, in whole or in part, the occurrence of the respective Offer Condition up to one Banking Day before the expiration of the Offer Period, the Offer Shares would be credited to the respective Custodian Banks by June 17, 2026, at the latest, and the proceeds from the sale of fractional Offer Shares would be credited by July 2, 2026, at the latest.

13.4	Legal consequences of Acceptance, Settlement and Payment of the Offer Consideration

By accepting the Exchange Offer, a contractual agreement shall be concluded between each of the accepting ND Shareholders and the Bidder regarding the transfer of the Tendered ND Shares to the securities deposit account of the Bidder in accordance with the provisions of the Offer Document. These agreements and their interpretation shall be governed exclusively by German law.

The Offer Consideration for each Tendered ND Share consists of 2.0281 Rumble Class A Common Shares.

The Exchange Offer will only be consummated in rem after the expiry of the Additional Acceptance Period and fulfillment of the Offer Conditions by transferring the Offer Consideration for all Tendered ND Shares in exchange for the transfer of all Tendered ND Shares. Upon transfer of ownership of the Tendered ND Shares to the Bidder, all claims and other rights associated with the Tendered ND Shares shall be transferred to the Bidder.

The Bidder shall have fulfilled its obligation to provide the Offer Consideration once (i) the Offer Shares have been transferred to the securities accounts maintained by the Custodian Banks at Clearstream, and (ii) any payments in connection with the sale of fractional Offer Shares have been made. It is the responsibility of the Custodian Banks to credit the former ND Shareholders with the Offer Consideration for each Tendered ND Share and any proceeds from the sale of fractional Offer Shares.

The above statements also apply accordingly to acceptance within the Additional Acceptance Period. ND Shareholders who have not accepted the Exchange Offer for some or all of their ND Shares within the Acceptance Period may accept the Exchange Offer for these ND Shares within the Additional Acceptance Period by submitting a Declaration of Acceptance as described above. Such a Declaration of Acceptance shall also only become effective upon the timely booking of the ND Shares for which acceptance has been declared under the ISIN DE000A41YEL8 at Clearstream. The transfer shall be initiated by the respective Custodian Banks immediately upon receipt of the Declaration of Acceptance.

If acceptance has been declared to the Custodian Banks within the Additional Acceptance Period, the transfer of ND Shares at Clearstream shall be deemed to have been made in a timely manner if the transfer has been made by 6:00 p.m. (CEST) on the second Banking Day after the end of the Additional Acceptance Period at the latest. The tendered ND Shares for exchange within the Additional Acceptance Period that have been booked under the ISIN DE000A41YEL8 in a timely manner will also be reported as Tendered ND Shares.

Settlement of the Exchange Offer will be effected by payment of the Offer Consideration to the relevant Custodian Bank concurrently with the transfer of the Tendered ND Shares tendered during the Acceptance Period and the Additional Acceptance Period to the securities account at Clearstream of a technical settlement agent appointed by the Central Settlement Agent. The Central Settlement Agent will have the Offer Consideration for the Tendered ND Shares paid via Clearstream to the relevant Custodian Bank on the settlement of the Exchange Offer, provided that the Offer Conditions pursuant to section “12.2 Outstanding Offer Conditions”, that Rumble has not validly waived, in whole or in part, previously have been fulfilled by the point in time that the Additional Acceptance Period expires.

If the Offer Conditions pursuant to section “12.2 Outstanding Offer Conditions” have not been fulfilled by the point in time that the Additional Acceptance Period expires, provided that Rumble has not previously validly waived, in whole or in part, such Offer Conditions, the Central Settlement Agent will transfer the Offer Consideration via Clearstream to the relevant Custodian Bank without undue delay, but no later than on the ninth Banking Day, after the day on which the Bidder announces pursuant to section “5 Acceptance Period” that all Offer Conditions set out in this Offer Document (to the extent that Rumble has not validly waived them, in whole or in part, previously) have been fulfilled.

The settlement of the Exchange Offer and the delivery of the Offer Consideration to the accepting ND Shareholders may be delayed until the End Date at the latest or may not occur at all due to the required outstanding Offer Conditions (see section “12.2 Outstanding Offer Conditions” of this Offer Document).

Upon payment of the Offer Consideration to the relevant Custodian Bank, the Bidder’s obligation to pay the Offer Consideration will be deemed to have been fulfilled. It will be the responsibility of the Custodian Banks to credit the Offer Consideration to the relevant accepting ND Shareholders without undue delay.

13.5	Acceptance of the Offer within the Additional Acceptance Period

The ND Shareholders who have not accepted the Exchange Offer during the Acceptance Period may still accept the Exchange Offer within 10 U.S. Business Days after the result of the Exchange Offer has been published (the “Additional Acceptance Period”). Subject to an extension of the Acceptance Period and the publication of the results of the Exchange Offer on May 13, 2026, the Additional Acceptance Period will begin on May 15, 2026, and end on June 1, 2026, at 6:01 (CEST). The Exchange Offer can no longer be accepted after the expiry of the Additional Acceptance Period.

13.6	Costs of the Exchange Offer

The Bidder estimates that the total costs incurred by Rumble in connection with the Exchange Offer (legal fees, bank fees, and other fees and costs) will amount to approximately EUR 47.1 million.

Acceptance of the Exchange Offer is free of charge for each ND Shareholder that holds its shares with a domestic Custodian Bank (with the exception of the costs of transmitting the Declaration of Acceptance to the respective Custodian Bank). For this purpose, the Bidder grants the Custodian Banks a standard custodian bank commission, which will be communicated to them separately. However, any additional costs and expenses charged by Custodian Banks or foreign investment services companies, as well as any expenses incurred outside Germany, shall be borne by the relevant ND Shareholders themselves.

13.7	Stock Exchange Trading in Tendered ND Shares

The Tendered ND Shares are expected to be included to trading on the Munich Stock Exchange under ISIN DE000A41YEL8 from the third Banking Day after the start of the Acceptance Period. Trading in Tendered ND Shares on the Munich Stock Exchange is expected to be suspended after the close of trading three Banking Days prior to the settlement of the Exchange Offer.

Rumble will immediately publish the date on which trading in Tendered ND Shares on the Munich Stock Exchange is discontinued via an electronically operated information dissemination system or in the German Federal Gazette (Bundesanzeiger).

Purchasers of Tendered ND Shares assume all rights and obligations arising from the acceptance of the Exchange Offer, including the irrevocable declarations, instructions, orders, and powers of attorney described above.

ND Shares that are not tendered for exchange will continue to be traded under ISIN DE000A0SMU87. However, Rumble and Northern Data have agreed that after closing the inclusion to trading will no longer be in the interest of Northern Data and hence, such inclusion shall be terminated after closing, to the extent legally permissible. As of the date of this Offer Document, the Bidder and Rumble intend to support, following completion of the Exchange Offer, the management board of Northern Data in taking all steps reasonably necessary to terminate the inclusion of the ND Shares in trading on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and, if applicable, any other stock exchange in each case to the extent possible. Under German law, the obligation to make a delisting acquisition offer pursuant to section 39 para. 2 to 6 of the German Stock Exchange Act (Börsengesetz) applies only to the revocation of an admission to trading on a regulated market (regulierter Markt) or, in conjunction with section 48a para. 1b of the German Stock Exchange Act (Börsengesetz), to the revocation of an inclusion in a SME growth market (KMU-Wachstumsmarkt). Since the ND Shares are included in the Regulated Unofficial Market (Freiverkehr) of the aforementioned trading venues and, therefore, neither admitted to trading on a regulated market (regulierter Markt) nor included in a SME growth market (KMU-Wachstumsmarkt), the termination of their inclusion does not trigger a delisting acquisition offer requirement. The Bidder and Rumble intend to support the Delisting, after completion of the Exchange Offer.

14.	Inclusion to Trading on the Frankfurt Stock Exchange and Commencement of Trading

As the Offer Shares constitute additional Rumble Class A Common Shares, they will, upon issuance and listing on Nasdaq, be included to trading on the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous inclusion in the Quotation Board thereof.

15.	Reversal of the Exchange Offer in the Event of Definitive Failure to Fulfill the Offer Conditions

The Exchange Offer will only be completed and the Bidder will only be obliged to acquire the Tendered ND Shares for them if all Offer Conditions have been fulfilled or have been effectively waived, in whole or in part, in advance. The Exchange Offer shall expire if one or more Offer Conditions fail and Rumble has not effectively waived, in whole or in part, the respective Offer Condition within the period specified in section “ 12.2 Outstanding Offer Conditions”. The agreements concluded as a result of the acceptance of the Exchange Offer shall not be executed and shall lapse in the event of the Exchange Offer expiring. Ownership of the Tendered ND Shares will not be transferred to the Bidder and the Tendered ND Shares will be transferred back to ISIN DE000A0SMU87.

Arrangements will be made to ensure that the transfer back takes place immediately, but no later than five (5) Banking Days after the publication in accordance with section “12.5 Publications on Offer Conditions” that the Exchange Offer will not be completed. After the transfer back, the Tendered ND Shares can again be traded under their original ISIN DE000A0SMU87. The reversal is free of charge for ND Shareholders. However, any foreign taxes and/or fees and expenses incurred by foreign Custodian Banks that do not maintain a reciprocal account relationship with Clearstream shall be borne by the concerned ND Shareholders.

16.	Right of Withdrawal

The Exchange Offer does not provide for withdrawal rights.

17.	Information for ND Shareholders Which Do Not Accept the Offer

ND Shareholders which do not intend to accept the Exchange Offer should in particular consider the following possible consequences that could occur after the completion of the Exchange Offer:

17.1	Potential Effects on the Stock Market Price and Liquidity of the ND Shares

The current stock exchange price of the ND Share reflects the fact that the contemplated Transaction has been published by Northern Data and the Bidder. It is uncertain whether the stock exchange price of the ND Share will remain at its current level, rise above it or even fall below it after completion of the Exchange Offer. Completion of the Exchange Offer will lead to a reduction in the dispersed ownership / free float of the ND Shares. It is to be expected that the supply of and demand for ND Shares will be lower after settlement of the Exchange Offer and thus the liquidity of the ND Shares will decrease. Potentially, therefore, purchase agreements for ND Shares may not be executed or may not be executed in a timely manner. In addition, a reduction in liquidity could lead to significantly greater fluctuations in the price of the ND Shares in the future.

Furthermore, as described above, the Bidder and Rumble intend to cause a Delisting of the ND Shares from trading on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), including via the Xetra trading platform, and, if applicable, any other stock exchange or trading venue, after the settlement of the Exchange Offer. In the Business Combination Agreement, Northern Data has undertaken, subject to the fiduciary duties of its Management Board and Supervisory Board, to assist in the Delisting of the ND Shares by taking all steps reasonably necessary to achieve such Delisting as soon as reasonably practicable upon the Bidder’s request. As a result of the intended Delisting, the ND Shares may no longer be traded on a stock exchange or an open market. The liquidity for the sale of ND Shares may be severely restricted. It is uncertain whether and at what price ND Shareholders will be able to sell their ND Shares after the intended Delisting. Moreover, it cannot be ruled out that the intended Delisting will have a negative impact on the stock market price of the ND Shares and lead to a decrease in the stock price.

17.2	Majority of the Bidder at the General Meeting

Attendance at Northern Data’s annual general meetings in the years 2025, 2024 and 2023 amounted to 61.26%, 68.53% and 23.79% of the share capital, respectively, thus on average to approximately 51.19%. This means that a shareholding of approximately 25.60% of the share capital of Northern Data would have been sufficient in each case to have a (simple) voting majority (einfache Stimmenmehrheit) at the annual general meetings of Northern Data in the last three years. Applied to the outstanding number of 64,196,677 ND Shares at the time of publication of this Offer Document, a participation of 16,434,349 ND Shares would thus have been sufficient for a voting majority at the annual general meeting of Northern Data. This number of 16,434,349 ND Shares is below the Bidder’s expected shareholding after a successful consummation of the Exchange Offer, the Transaction Support Agreements and any other acquisitions of ND Shares outside the Exchange Offer.

Since the Bidder is expected to hold the majority of votes at the general meeting of Northern Data after completion of the Transaction, it will, inter alia, be able to decide alone on the distribution of dividends, the composition of the Supervisory Board of Northern Data and the discharge of the members of the Management Board of Northern Data. Given that the Bidder’s expected shareholding in Northern Data is also expected to exceed the qualified majority at general meetings, the Bidder would also be able to decide on resolutions on significant topics (e.g. amendments to the articles of association, capital increases, the exclusion of shareholders’ subscription rights in the case of capital measures, the conclusion of inter-company agreements and a merger of Northern Data). Only in the case of some of the aforementioned measures (e.g. conclusion of a domination and/or profit and loss transfer agreement, squeeze-out) would there be an obligation to submit a compensation offer to acquire ND Shares in return for appropriate compensation or an obligation to grant other compensation. Since the corresponding company valuation would have to be based on the circumstances prevailing at the time of the resolution by the general meeting of Northern Data on the respective measure, a compensation offer could correspond to the Offer Consideration, but it could also be higher or lower.

The Bidder does not currently intend to voluntarily increase any compensation it may be obliged to offer in connection with such measures to ND Shareholders who do not accept the Exchange Offer or to match the Offer Consideration. In the event that such compensation were to be below the Offer Exchange Ratio, ND Shareholders who do not accept the Exchange Offer would only be entitled to sell their ND Shares at a price below the Offer Consideration.

17.3	No Application of Protections under Takeover Law

Since the ND Shares are not admitted to trading on an organized market within the meaning of section 2 para. 7 WpÜG, the WpÜG does not apply to the Exchange Offer. As a result, the ND Shareholders do not benefit from the protections afforded by the WpÜG, including but not limited to the right to tender shares pursuant to section 39c WpÜG. Even if the Bidder were to gain control over Northern Data by the Transaction, it would not be obliged to make a mandatory offer pursuant to section 35 para. 1 WpÜG.

The Bidder is not obliged to comply with the minimum price requirements for takeover and mandatory offers under the WpÜG.

Even if the Bidder were to acquire further ND Shares at a price higher than the Offer Consideration during or after completion of the Exchange Offer, the Bidder would not be obliged to pay a higher Consideration pursuant to section 31 para. 4, 5 WpÜG.

18.	Payment of Money or Other Cash-Equivalent Benefits Granted or Promised to the Managing Directors or the Members of the Supervisory Board of Northern Data and Possible Conflicts of Interest

No cash payments or any other cash-equivalent benefits have been granted or promised to the members of Northern Data’s Management Board and the members of Northern Data’s Supervisory Board by the Bidder in connection with the Exchange Offer. This excludes the payment of the Offer Consideration to Aroosh Thillainathan, who, concurrently with the execution and delivery of the Business Combination Agreement agreed to sell the 744,150 ND Shares held by his investment company ART Holding GmbH in exchange for new Rumble Class A Common Shares at the Offer Exchange Ratio.

19.	Taxes

ND Shareholders should obtain tax advice on the tax consequences of accepting this Exchange Offer, including the potentially different tax treatment of proceeds from payments made pursuant to the Exchange Offer and from the payment of dividends, that takes their personal circumstances into account.

20.	Publications

This Offer Document will be published on April 13, 2026 by way of (i) announcement on Rumble’s website at www.rumble-offer.com and (ii) making copies of this Offer Document available free of charge at Cantor Fitzgerald Europe, 5 Churchill Place, Canary Wharf, London E14 5HU United Kingdom (inquiries via email to europe.ca@cantor.com indicating a complete mailing address or email address to which a copy of the Offer Document can be sent).

In addition, the Bidder will provide a non-binding German translation of the Offer Document at the aforementioned web address.

All publications and announcements in connection with this Exchange Offer will be published on the internet at www.rumble-offer.com (in English and in German translation).

The Bidder will publish the final results of the Declarations of Acceptances three (3) Banking Days after the expiration of the Acceptance Period and the Additional Acceptance Period (if applicable).

21.	Applicable Law and Jurisdiction

This Exchange Offer and the agreements entered into as a result of accepting this Offer are subject to the laws of Germany. The exclusive place of jurisdiction for all legal disputes arising under or in connection with this Offer (and any agreement entered into as a result of accepting this Offer) is, to the extent legally permissible, Frankfurt am Main, Germany.

22.	Declaration of Assumption of Responsibility

Rumble Deutschland AG, with its registered office at Maximiliansplatz 17, c/o Blitzstart Services GmbH, 80333 Munich, Germany, and Rumble, with its registered office in 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808 United States of America, jointly assume responsibility for the content of this Offer Document and declare that, to their knowledge, the information provided in this Offer Document is correct and no material facts have been omitted.

Frankfurt am Main, April 13, 2026

Rumble Deutschland AG

The Management Board (Vorstand)

Wojciech Hlibowicki

Rumble Inc.

The Board of Directors

Chris Pavlovski	Paul Cappuccio	Philip Evershed
Jerry Naumoff	Ryan Milnes	Katie Biber